FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

SSUZZAN@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3092

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

February 5, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 12 2007
WASH, D.C. 185

VIA FEDERAL EXPRESS

Securities and Exchange Com
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C., 20549

07021087

SUPPL

Re: Barloworld Limited
File No. 82-35039

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed in Schedule A.

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have questions, please call either the undersigned at (212) 318-3092 or Nicola Malan at (212) 318-3367.

Sincerely,

Steven Suzzan

Enclosures

cc: Mr. Rowan Goeller

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

2/16

45871286.1

Schedule A

1. SENS Announcement, dated July 6, 2006, entitled "Barloworld – ACCC Rejects Acquisition of Wattyl by Barloworld"

2. Form CM 34 Lodgement of Financial Statements / Interim Reports dated July 6, 2006

3. Form CM 15 Return of Allotment of Shares dated August 29, 2006

4. Form CM 15 Return of Allotment of Shares dated August 29, 2006

5. Form CM 14A Return of Acquisition by a Company of Shares Issued by it/Payments to Shareholders dated August 29, 2006

6. SENS Announcement, dated September 5, 2006, entitled "Barloworld Sells US Leasing Book for R564 Million in R5 Billion Asset Review"

7. Form CM 15 Return of Allotment of Shares dated September 27, 2006

8. SENS Announcement, dated September 29, 2006, entitled "Barloworld Limited – Preference Dividend No. 141"

9. Barloworld Limited, Annual Report 2006

10. SENS Announcement, dated October 2, 2006, entitled "Barloworld Limited – Appointment of director and change in executive responsibilities"

11. SENS Announcement, dated October 4, 2006, entitled "Barloworld – Trading Statement"

12. Form CM 29 Contents of Register of Directors, Auditors and Officers dated October 12, 2006

13. Form CM 15 Return of Allotment of Shares dated October 19, 2006

14. SENS Announcement, dated November 17, 2006, entitled "Barloworld Limited - Sells R1.5 Billion (GBP109 Million) UK Leasing Book"

15. SENS Announcement, dated November 20, 2006, entitled "Barloworld Limited – Audited Results for the Year Ended 30 September 2006"

16. Form CM 15 Return of Allotment of Shares dated 30 November, 2006

17. SENS Announcement, dated December 1, 2006, entitled "Barloworld Limited – Sells Steel Tube Division"

18. SENS Announcement, dated December 5, 2006, entitled "Barloworld Limited – Resignation of Director"

19. Form CM 29 Contents of Register of Directors, Auditors and Officers and submission receipt dated 8 December, 2006

20. Form CM 15 Return of Allotment of Shares dated 21 December, 2006

21. SENS Announcement, dated December 18, 2006, entitled "BAW – Barloworld – No Change Statement and Notice of Annual General Meeting"

22. SENS Announcement, dated December 18, 2006, entitled "BAW / PPC – Barloworld Limited / PPC – Actions Following Completion of Strategic Review"

23. Form CM 15 Return of Allotment of Shares dated January 11, 2007

24. SENS Announcement, dated January 25, 2007, entitled "BAW – Barloworld Limited – Strategic Actions and Future Direction"

25. SENS Announcement, dated January 26, 2007, entitled "BAW – Barloworld Limited – Results of the Annual General Meeting"

26. SENS Announcement, dated January 26, 2007, entitled "BAW – Barloworld Limited – Board Changes"

File No. 82-35039

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Barloworld Limited - Audited results for the year

20 Nov 2006

BAW BAWP
BAW
Barloworld Limited - Audited results for the year ended 30 September 2006
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
Audited results for the year ended 30 September 2006
Strong second half delivers profit growth and record cash flows

*Headline earnings per share +32% to 1 171 cents
*Revenue +13% to R42 693 million
*Operating profit up 21% to R4 133 million
*Cash flow from operations +38% to R4 931 million
*Dividend +32% to 600 cents per share

Tony Phillips, CEO of Barloworld, said:

"The positive result for the year under review has benefited from higher capital investment activity in the southern African economies. This has stimulated strong cement, motor vehicle and coatings demand. The equipment division has seen a significant increase in activity in both the construction and mining sectors, with continued high levels of activity in Spain."

"Our offshore divisions have delivered positive results after recent restructuring initiatives, and the recovery in the scientific and Freightliner businesses is particularly pleasing."

"We have a favourable outlook as the southern African capital investment cycle is gaining impetus, together with continued strong demand for our other products in the region. Further improvements are expected in the offshore businesses, and overall we expect to report another year of sustained progress in 2007."

20 November 2006

Enquiries

Barloworld Limited: Rowan Goeller Tel +27 11 445 1300, e-mail rowang@barloworld.com

For background information visit www.barloworld.com

Chairman and Chief Executive"s report

Our goal at Barloworld is sustainable value creation by focusing on a core group of businesses that demonstrate market leading characteristics. We continue to do this in three ways:

1. improve the performance of our businesses, as measured by Cash Flow Return on Investment (CFROI);
2. grow our core businesses into new geographies, and
3. expand into complementary products and services

Barloworld"s performance in 2006 reflects the ongoing favourable economic conditions in South Africa, boosted by growing capital investment in the southern African region. Positive growth in our offshore operations primarily reflects the benefits of restructuring undertaken in both the industrial distribution and scientific businesses.

We have achieved a seven year compound annual growth rate in headline earnings per share of 20.4% since the inception of Value Based Management (VBM) in 1999. Our real CFROI (R) has improved to 12.3% from 6.2% over this period and remains well above our real hurdle rate of 8%.

Strong second half delivers profit growth and record cash flows

In southern Africa the equipment business, led by sales of Caterpillar equipment, had a significantly better year as the capital investment cycle accelerated in both the construction and mining industries. The cement business continued to grow strongly with sales volumes increasing by 17% during the financial year.

F.le No. 82-35039

Another year of record new vehicle sales benefited the motor division, along with a pleasing recovery in our rental rates in southern Africa which boosted the car rental result. The coatings business delivered another year of solid growth in revenue.
Our Iberian equipment business continues to generate satisfactory returns supported by ongoing public infrastructure investment in Spain. The Siberian joint venture comfortably exceeded its US$100 million revenue target and remains an exciting growth business. The focus to improve the performance of some of the offshore businesses has delivered promising results. The US handling business had another year of strong growth, and the Truck Center significantly increased its contribution. The UK handling business, while down against the previous year, has shown a strong recovery trend through the year. The scientific division benefited from a reduced cost base and significantly improved profitability. The Scandinavian car rental result was pleasing after an adverse change in pricing policy by a major vehicle supplier in Sweden in the first half of the year. In Australia, the motor business has started to reflect the benefits of our dealership upgrade strategy.
The proposed acquisition of Wattyl was turned down by the Australian Competition and Consumer Commission (ACCC) and we are now pursuing options to restructure and down size our coatings business in Australia. We remain committed to the Asia-Pacific region and will continue to pursue a number of other avenues for expansion in the coatings and motor businesses.
A strong second half resulted in revenue growth of 13% for the full year and operating margin expansion to 9.7% (2005: 9.1%). Operating profits increased 21% to R4 133 million.
Headline earnings per share of 1 171 cents (2005: 888 cents) benefited from stronger operational results, positive fair value adjustments on forward cover contracts owing to the weaker rand and an accounting gain arising largely from a change in accounting policy for defined benefit pension funds in the UK. Net profit attributable to Barloworld Limited shareholders grew 27%.
Cash flows from operations remained strong at R4 931 million (2005: R3 576 million).
A final dividend of 450 cents per share (2005: 325 cents) was declared, resulting in the total dividend in respect of this year"s earnings increasing by 32% to 600 cents per share (2005: 455 cents).
Corporate activity continues to enhance value
In line with our goal of sustainable value creation, during the year under review we acquired the Avis and Budget car rental businesses in Denmark and the 50% of Avis Fleet Services that we did not already own. Prostart (automotive refinish coatings) and Midas Paints were also acquired.
We announced the sale of the steel tube business to the management team and an empowerment grouping, which remains subject to final signature on the funding agreements. We have sold the bulk of our US and UK handling leasing books to finance partners as we were unable to generate acceptable returns from pure finance business.
During the past six months we have repurchased 10 145 835 Barloworld ordinary shares at an average price of R113.97. The total cost of the share buyback program was R1 160 million.
We continue to review all our businesses in terms of their ability to generate the required sustainable real CFROI(R) hurdle rate of 8%.
Changes in Directorate
Ms S Mkhabela was appointed to the board as an independent non-executive director on 27 January 2006 and Mr DG Wilson joined the board on 29 September 2006 and will succeed Mr CB Thomson as finance director. Mr LS Day, CEO of Barloworld Equipment will retire at the end of November 2006 and is succeeded by Mr CB Thomson. Mr MD Coward will resign to head the consortium which is acquiring the steel tube

division.

Black Economic Empowerment

Advisors have been appointed for the evaluation of various alternatives for a broad based black economic empowerment (BBBEE) equity transaction for the company. A committee of the board comprising the CEO and four non-executive directors will be making recommendations to the board when the advisors have completed their task.

A positive outlook

In southern Africa, the equipment division should benefit from increased infrastructure and mining investment. While cement demand growth is expected to continue, albeit at a slower rate, revenue growth in the cement division will be limited by capacity constraints. In the motor division the improved rental rates will positively impact the car rental result, and the higher interest rate environment and new fleet business will boost the fleet services contribution. Vehicle retail sales growth is expected to slow due to the increased interest rates in South Africa. The coatings division will benefit from the integration of the new acquisitions.

Our Iberian Caterpillar business continues to deliver consistently good results. We expect continued growth in the US materials handling operations and a further improvement in the UK. By contrast the effect of the new emission standards in the US could impact Truck Center new unit sales during the early part of 2007. The positive trend in the scientific business is expected to continue.

The overall outlook for 2007 is favourable and we look forward to another year of good progress as the southern African capital investment cycle gains momentum with continued, albeit slower, growth in residential housing and vehicle retail sales. We have set a new medium-term goal of doubling the value of the company before the world cup of soccer comes to South Africa in 2010, and will continue to focus on enhancing returns and growing profits to achieve this objective.

WAM Clewlow	AJ Phillips
Chairman	Chief Executive Officer

Group financial review

Revenues increased by 13% to R42 693 million, with operating profit rising 21% to R4 133 million. Good growth was delivered in the southern African equipment division due to increasing infrastructure and mining expenditure while the cement business benefited from strong demand in the domestic building and construction industry. Operating results were also boosted by a reduction in UK pension liabilities discussed below.

The weakening of the rand against the US dollar in the second half of the year contributed to positive mark-to-market adjustments in the fair value of derivative financial instruments. In addition hedges concluded to protect the company against negative currency movements during the term of the offer to acquire Wattyl in Australia were closed out at a profit of R54 million when we allowed the offer to lapse.

In order to reduce earnings volatility resulting from fluctuations in foreign exchange rates, the company implemented hedge accounting for Caterpillar machine purchases for the southern African equipment business with effect from 1 June 2006. The effect of this change is that R140 million (R99 million after tax) in fair value adjustments which would otherwise have been included in income are now reflected in equity. Fair value adjustments continued to impact income in respect of the purchase of parts and other vehicle and equipment brands where hedge accounting has not yet been implemented.

Finance costs increased by R164 million to R605 million. This was mainly due to the acquisitions of Avis Denmark in November 2005 and the remaining 50% of Avis Fleet Services in April 2006. Interest

cover remained strong at 5.8 times (2005: 6.0 times).
Income from investments increased to R273 million (2005: R198 million), due mainly to the refinancing by central treasury of the funding of Avis Fleet Services when the company became a wholly-owned subsidiary.
Taxation rose by 31% to R1 370 million in line with the higher profits. The effective taxation rate (excluding exceptional items, secondary tax on companies and prior year taxation) increased to 30.0% (2005: 29.0%).
Income from associates and joint ventures increased by R19 million to R72 million. The improvement was largely attributable to higher profits contributed by the Siberian joint venture in the equipment division and the motor division empowerment joint ventures.
Exceptional profits of R120 million (2005: R7 million) included gains on disposal of properties, investments and subsidiaries of R143 million less impairments of goodwill and capital assets of R23 million.
Following the decision taken earlier this year to dispose of the steel tube division, this business has been reflected as a discontinued operation. The net loss of R112 million comprises an impairment of R156 million reduced by the after tax profits earned during the year of R44 million.
Net profit from continuing operations increased by 34% to R2 858 million (2005: R2 139 million), while headline earnings per share (HEPS) increased by 32% from 888 cents to 1 171 cents. This includes a benefit resulting from an accounting policy change and initiatives to address the UK pension deficits. In particular, the transition from a final pay plan to a career average revalued earnings (CARE) plan has reduced pension obligations by R149 million pre-tax (GBP10.5 million). In terms of IAS 19, this has been recognised in income in the current year.
Total assets grew by 25% to R35 654 million. The currency effect on translation of offshore net assets resulted in an increase in net assets of R1 832 million following the depreciation of the rand in the second half of the year.
Assets classified as held for sale increased to R2 840 million (2005: R180 million). The increase is mainly attributable to the pending sales of the steel tube division and the UK leasing assets.
Total interest-bearing borrowings of R9 884 million rose by R1 842 million in the year. The increased borrowings arose mainly due to the acquisitions referred to above, growth in fleet leasing and rental assets and capital expenditure. Borrowings in the three segments utilised in the group for gearing purposes are all within the defined target ranges as follows:

Total debt to equity (%)	Trading	Leasing	Car Rental	Total Group
Target range	30-50	600-800	200-300	
Ratio at 30 September 2006	32	689	233	73

Cash flow from operations rose by 38% to R4 931 million. Working capital increased by R10 million while net cash used in investing activities amounted to R2 938 million.
The company acquired 10 145 835 ordinary shares during the year pursuant to its share buyback programme. A total of R1 160 million was expended in acquiring the shares at an average cost of R113.97 per share.
The company"s balance sheet is strong and cash generation prospects remain good.
CB Thomson,
Finance Director
Operational reviews
In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share

of earnings from joint ventures, is shown at the profit after taxation level.
Net operating assets comprise total assets less non-interest bearing liabilities. Cash is excluded as well as current and deferred tax assets and liabilities. In the case of leasing businesses, net assets are reduced by interest-bearing liabilities.
Comparatives have been restated as per note 9.

EQUIPMENT

	Revenue		Operating profit incl fair value adjustments		Net operating assets	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	2006	2005	2006	2005	2006	2005
- Europe	5 415	5 281	474	475	3 368	2 378
- Southern Africa	6 212	4 953	645	424	2 304	1 833
	11 627	10 234	1 119	899	5 672	4 211
Share of associate income			27	8		

The business arises mainly from our long standing relationship with Caterpillar Inc. as their dealer partner in 16 countries.
Revenue in Iberia increased 2.5% with flat operating profit due to machine margin pressures and costs incurred on employee early retirement programs. Construction remains the most dynamic sector within the Spanish economy, growing faster than the domestic economy. Long lead times for new equipment have resulted in increased demand for used equipment, with the certification and rebuild programmes being catalysts for growth. Service demand remains at a high level. Demand for power systems has been strong, but availability has dampened growth in this business.
In southern Africa, revenue growth of 25% resulted from increased sales of large mining and construction machines, together with stronger demand for our equipment management services that manifests itself in higher sales of parts, service and maintenance contracts. The segment result improved by 52%, boosted by a weakening rand, with operating margins before fair value adjustments lower at 8.1% (2005: 9.6%) due to new machines being a higher proportion of the sales mix. The construction sector was positively impacted by growing South African government infrastructure spending and commercial and industrial building developments. Strong demand for commodities has positively impacted our performance in the mining sector. Business continued to improve in our other southern African territories, especially Angola.
Our handling business improved market share in a growing market, although the delayed introduction of new Hyster product offerings impacted results. The agricultural business remains highly profitable and we achieved market leadership in both Massey Ferguson tractors and CLAAS harvesters.
Associate income increased strongly as our Siberian joint venture more than doubled revenue and profits. Siberia remains an area of vast potential for capital equipment and we are investing in our infrastructure in the region in order to be able to benefit from the expected growth. This year saw the opening of a new facility in Novosibirsk.
Customer orders at year end amounted to R4 849 million, R1 959 million higher than last year. Most of this order commitment will be delivered in the 2007 financial year in line with our customers" expectations. At year end we had orders placed on Caterpillar for equipment amounting to $906 million, an increase of 67% from the previous year. Tyres for mining equipment are expected to remain in

limited supply until 2009 and this may adversely impact deliveries of some products.

INDUSTRIAL DISTRIBUTION

R million	Revenue Year ended 30 Sept 2006	Revenue Year ended 30 Sept 2005	Operating profit incl fair value adjustments Year ended 30 Sept 2006	Operating profit incl fair value adjustments Year ended 30 Sept 2005	Net operating assets 30 Sept 2006	Net operating assets 30 Sept 2005
- Europe	1 995	1 982	23	41	670	437
- North America	4 697	3 922	115	75	1 180	990
Trading	6 692	5 904	138	116	1 850	1 427
- Europe	257	367	33	66	309	261
- North America	96	98	(25)	(40)	(17)	52
Leasing*	353	465	8	26	292	313
	7 045	6 369	146	142	2 142	1 740

* Net operating assets after deducting interest-bearing borrowings.

The division experienced a period of very positive change, contrary to the marginal increase in profitability compared to the previous year.

The UK handling market fell 8.4% to 29 028 units. This was almost entirely in the lower price range warehousing market which in itself fell 15%. The year end order book was consistent with last year at 1 192 units but reflects a higher value despite the smaller market. The second half showed a marked improvement after difficulties with our mobile service technology, the restructuring of the back office administration taking longer than originally anticipated and changes in the senior management structure.

In the Netherlands and Belgium, the market grew 9.4% to 22 703 units with warehousing making up a strong 58.7% share. The year end order books at 269 units were relatively unchanged from last year.

The US handling business delivered another year of solid growth at the operating level. The total new equipment market grew 1.8% to 39 263 units. The open order book at 839 units was very similar to last year but higher in revenue value as a result of the product mix. The executive management team was restructured to align the organisation with our business segmentation.

In the Truck Center business, the "pre-buy" ahead of the 2007 engine emission changes increased class 6-8 industry new sales in the US market by 10.2% to 432 145 units for the year to September. A further acceleration will be seen in both the market and our deliveries during the last three months of the calendar year. Our new unit sales for the fiscal year grew 4.6% to 3 630, resulting in revenue growth of 8.7% at a slightly improved margin. The order book ended the year at 2 023 units, slightly higher than last year. The major focus of the business remained on the growth and improvement of the aftermarket parts and service activities and these absorbed 79% of operating costs for the year (2005: 73%).

Good progress has been made on the sale of the leasing books, with the US book sold to a joint venture between GE Capital and Hyster Capital. A small residual balance remains covering a few specific short term and early expiring contracts. The disposal of the UK leasing business to GE Capital was finalised in November 2006. The leases related to the UK Ministry of Defence contracts are not assignable and will accordingly continue to be managed out of our UK operation.

MOTOR

Revenue Operating Net operating
profit incl assets

	Revenue		Operating profit incl fair value adjustments		Net operating assets*	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	2006	2005	2006	2005	2006	2005
- Southern Africa	9 307	8 791	223	175	1 020	640
- Australia	1 719	1 598	23	11	666	399
Trading	11 026	10 389	246	186	1 686	1 039
- Southern Africa	1 108	881	256	210	2 400	2 396
- Europe	805	478	69	66	2 536	1 231
Car rental	1 913	1 359	325	276	4 936	3 627
Leasing Southern Africa*	631	638	65	88	276	334
	13 570	12 386	636	550	6 898	5 000
Share of associate income			27	23		

* Net operating assets after deducting interest-bearing borrowings.

The southern African motor retail operations performed well in another record year of new vehicle sales. An expanding market, favourable interest rates, improved supply and new models contributed to increased new and used vehicle sales. Parts, as well as service hours, benefited from the buoyant market. The strategic alignment of the dealership network into "Fewer, Bigger, Better" facilities produced efficiencies and resulted in a 27% improvement in operating profit. The Australian operations improved performance due to our now established dealership network and an increasing demand for certain brands we represent.

Avis Rent a Car Southern Africa benefited from a strong increase in rental days, good utilisation and firmer rates. Growth in the fleet resulted in a higher interest charge and other associated costs. The Point-to-Point and truck rental businesses improved on the previous year and contributed to the positive result. Our Scandinavian car rental operation, which includes both Avis and Budget brands, was severely impacted by a major vehicle supplier"s change in supply and pricing strategy in Sweden during the first half. However, profitability improved in the second half of the year as a result of increased rental days, the ongoing implementation of the regional business structure and a strong contribution from the Norwegian operations. The Danish operations, which were acquired in November 2005, have been successfully integrated into the regional structure.

Avis Fleet Services experienced strong growth in its fleet under management. However, lower interest rates and used vehicle margins resulted in reduced profitability. Full ownership of the business was secured during the year, as were significant new business contracts. These should result in long-term profit growth.

Associate income includes another strong performance from our DaimlerChrysler empowerment joint venture in KwaZulu-Natal, which recorded revenues of R2.4 billion and operating profit of R102 million.

CEMENT

	Revenue		Operating profit incl fair value adjustments		Net operating assets*	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	2006	2005	2006	2005	2006	2005
Southern Africa	4 863	3 974	1 905	1 502	2 565	2 502
Share of associate income			0	2		

* Net operating assets include goodwill arising on PPC shares

purchased by Barloworld.

The South African economy continued to exhibit strong growth which was mirrored in both the residential and non-residential construction sectors. The cement division benefited from these buoyant market conditions with cement volumes achieving record levels. Regional cement sales volumes grew 17% over last year. All production units were fully operational from February and provided much needed additional capacity in the second half of the year, although operating older kiln lines resulted in higher costs. Logistics expenses also increased, due to the increased complexity in the movements of product to our customers. This additional expenditure put some pressure on cement margins.

The Batsweledi project, which will add 1.2 million tons of cement capacity, is progressing according to plan and within budget. Until the new capacity comes on line in mid-2008, cement is being imported to supplement current capacity during periods of high demand. This is not expected to have a material effect on earnings.

Lime revenue and operating profit improved following the renegotiation of several long-term supply agreements and higher volumes in the steel sector. Aggregate operations reflected excellent volume and profit growth.

A proposal for a modern cement milling facility in the inland region at a cost of around R600 million will be presented to the board in the first calendar quarter of 2007. The feasibility study of capacity expansion in the Western Cape is progressing well and a proposal will also be presented to the board by August 2007.

The Afripack empowerment transaction with Nozala Investments (Pty) Ltd has proved highly successful. The loan funding has been repaid, a year earlier than the three-year term of the agreement, and the company continues to show good profit growth. Afripack will now be treated as an associate.

COATINGS

	Revenue		Operating profit incl fair value adjustments		Net operating assets	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	2006	2005	2006	2005	2006	2005
Southern Africa	2 019	1 520	338	281	742	514
Australia & Asia	952	949	(55)	(29)	296	254
	2 971	2 469	283	252	1 038	768
Share of associate income			18	20		

The decorative coatings business had another good year following buoyant growth in the southern African market. Strong sales into the roadmarking and protective coatings segments contributed to good growth in the industrial business. The retail sector grew by 12% and trade sales, assisted by commercial development and refurbishment, grew by 14% as the building industry continued to expand resulting in excellent growth in our economy brands in line with our strategy, which impacted margins as expected. The newly acquired Midas product range also expanded its footprint in the growing contractor market.

In the automotive group, the wholly owned refinish business experienced an excellent year. The acquisition of the Prostart distribution business was concluded, and has more than met expectations. The joint venture business with DuPont, which supplies the automotive manufacturing plants, has again performed satisfactorily and continues to maintain its position.

2006 proved to be another good year for the colourant systems business achieving an annual volume growth of 19%. Export volumes

increased substantially over the year and now contribute more than 42% of sales volume in this business.

Trading conditions in the Australian coatings industry remained difficult with retail industry volumes declining 1.7%. Cost reduction initiatives through further restructuring of our business during the year resulted in substantial once off costs. This included closing the White Knight factory at Seven Hills and transferring production to the Villawood factory in Sydney. The Hemmant factory in Brisbane was also closed with production similarly relocated. Restructuring costs of approximately A$4 million were incurred. A concerted effort to find a sustainable strategic solution to the sub optimal market structure in Australia continued and we made an offer to acquire Wattyl Limited. Despite various proposals from Barloworld to successfully complete the transaction, the ACCC decided not to approve the transaction in a form acceptable to us. We therefore allowed the bid to lapse. The hedge gains less the costs of the bid produced a gain for Barloworld of R36 million, which is reflected in the corporate segment. Steps to sell the retail Bristol branded store network to a third party are well advanced.

Barloworld Coatings continues to investigate the attractive opportunities for growth in the Chinese coatings market and expansion of its presence in the region and elsewhere.

SCIENTIFIC

	Revenue		Operating profit incl fair value adjustments		Net operating assets	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	2006	2005	2006	2005	2006	2005
Europe	1 027	1 009	62	23	834	629
North America	429	382	10	(6)	316	359
Asia	146	135	8	4	109	87
	1 602	1 526	80	21	1 259	1 075

The laboratory group"s performance improved mainly as a result of fixed cost reduction initiatives that were put in place in the previous financial year and continued strong growth in the science equipment business. Trading, however, was weaker than expected in the UK and Europe, while markets to which we export realised improved revenues and margins, particularly in the US, Asia and Africa. Margins have improved despite significant increases in the cost of energy and plastic raw materials, which are both at record high levels.

Melles Griot produced a good improvement on last year as the semiconductor market rebounded in 2006. The biotechnology, metrology and photonics markets saw growth, activity in the defence sector increased and year on year revenue growth was realised for most products. North America and Asia realised good growth in sales whereas the distribution business in Europe saw reduced revenue. Margins improved by almost 3% as a result of improved supply chain and inventory management processes as well as increased sourcing from low cost countries.

CORPORATE AND OTHER

	Revenue		Operating profit incl fair value adjustments		Net operating assets	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	2006	2005	2006	2005	2006	2005
Southern Africa	735	561	41	21	925	871

File No. 82-35039

Europe 280 177 159 (21) (619) (759)
1 015 738 200 0 306 112

In southern Africa, results were favourably impacted by a net benefit of R36 million arising from the offer to acquire Wattyl. This represents a profit earned on currency hedges concluded to protect the company against negative currency movements during the term of the offer, less associated acquisition costs.

In Europe results were favourably impacted by a change in accounting policy for post-employment benefit obligations. An accounting gain in terms of IAS 19 amounting to R149 million pre-tax (GBP10.5 million) arose due to a reduction in the defined benefit pension liabilities in the United Kingdom. This followed a move by consensual agreement, to career average revalued earnings as a basis for determining pension benefits. Net operating liabilities exceed assets by R619 million due to the liability of R777 million (2005: R747 million) for the pension fund deficits which have been brought on balance sheet in terms of the accounting policy change.

In the logistics business, gross revenue over the last 5 years (including Barloworld clients) has increased at a compound rate in excess of 40% per annum to almost R4 billion this year. During the year Barloworld"s logistics operations in South Africa and Spain were integrated to widen the skills base, share best practices and expand the Iberian offering to include integrated supply chain solutions. Sales activity increased during the year in Barloworld Logistics Africa, our 25% BBBEE owned operating company. Our leading BEE status resulted in the securing of a number of blue chip clients and projects which will continue to provide sustainable growth.

Dividend declaration for the year ended 30 September 2006: Dividend Number 155

Notice is hereby given that the following dividend has been declared in respect of the year ended 30 September 2006: Number 155 (final dividend) of 450 cents per ordinary share (2005: 325 cents per ordinary share).

In compliance with the requirements of the JSE Limited, the following dates are applicable:

Last day to trade cum dividend	Friday 05 January 2007
Shares trade ex dividend	Monday 08 January 2007
Record date	Friday 12 January 2007
Payment date	Monday 15 January 2007

Share certificates may not be dematerialised or rematerialised between Monday, 08 January 2007 and Friday, 12 January 2007, both days inclusive.

On behalf of the Board, S Mngomezulu, Secretary

CONSOLIDATED INCOME STATEMENT
for the year ended 30 September

R million	Notes	Audited 2006	2005*	% change
CONTINUING OPERATIONS				
Revenue		42 693	37 696	13
Operating profit		4 133	3 423	21
Fair value adjustments on financial instruments		235	(57)	
Finance costs		(605)	(441)	
Income from investments		273	198	
Profit before exceptional items		4 036	3 123	29
Exceptional items	3	120	7	
Profit before taxation		4 156	3 130	
Taxation		(1 370)	(1 044)	
Profit after taxation		2 786	2 086	

Income from associates and joint ventures		72	53	
Net profit from continuing operations		2 858	2 139	34
DISCONTINUED OPERATION				
(Loss) / profit from discontinued operation	4	(112)	24	
Net profit		2 746	2 163	
Attributable to:				
Minority shareholders		389	314	
Barloworld Limited shareholders		2 357	1 849	27
		2 746	2 163	
Earnings per share (cents)**				
- basic		1 138.9	891.7	28
- diluted		1 117.1	871.7	28
Earnings per share from continuing operations (cents)				
- basic		1 193.0	880.1	36
- diluted		1 170.2	860.4	36
Earnings per share from discontinued operation (cents)				
- basic		(54.1)	11.6	(566)
- diluted		(53.1)	11.3	(570)

* Restated - refer note 9

** Refer note 2 for details of headline earnings per share calculation

CONSOLIDATED BALANCE SHEET
at 30 September

		Audited	
R million	Notes	2006	2005*
ASSETS			
Non-current assets		14 289	14 158
Property, plant and equipment		8 299	7 922
Goodwill		3 005	2 485
Intangible assets		323	260
Investment in associates and joint ventures		749	518
Finance lease receivables		566	1 495
Long term financial assets		597	655
Deferred taxation assets		750	823
Current assets		21 365	14 465
Vehicle rental fleet		3 441	2 196
Inventories		5 907	4 793
Trade and other receivables		7 026	5 859
Taxation		17	38
Cash and cash equivalents		2 134	1 399
Assets classified as held for sale	4	2 840	180
Total assets		35 654	28 623
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium		327	1 397
Other reserves		3 461	1 462
Retained income		9 881	8 627
Interest of shareholders of Barloworld Limited		13 669	11 486
Minority interest		691	644
Interest of all shareholders	5	14 360	12 130
Non-current liabilities		7 920	7 761
Interest-bearing		5 475	5 410

Deferred taxation liabilities		870	905
Provisions		468	383
Other non-interest-bearing		1 107	1 063
Current liabilities		13 374	8 732
Trade and other payables		6 663	5 163
Provisions		536	480
Taxation		705	457
Amounts due to bankers and short-term loans		4 409	2 632
Liabilities directly associated with assets classified as held for sale	4	1 061	0
Total equity and liabilities		35 654	28 623

* Restated - refer note 9

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 September
Audited

R million	2006	2005*
Cash flow from operating activities		
Operating cash flows before movements in working capital	6 077	5 275
Increase in working capital	(10)	(475)
Cash generated from operations	6 067	4 800
Realised adjustments on financial instruments	136	(18)
Finance costs and investment income	(265)	(231)
Taxation paid	(1 007)	(975)
Cash flow from operations	4 931	3 576
Dividends paid (including minority shareholders)	(1 295)	(1 197)
Cash retained from operating activities	3 636	2 379
Net cash used in investing activities	(2 938)	(2 980)
Acquisition of subsidiaries, investments and intangibles	(814)	(443)
Proceeds on disposal of subsidiaries and investments	44	69
Net investment in fleet leasing and rental assets	(2 108)	(1 629)
Acquisition of property, plant and equipment	(1 217)	(1 186)
Proceeds on disposal of property, plant and equipment	593	209
Proceeds on sale of leasing assets	564	-
Net cash inflow/(outflow) before financing activities	698	(601)
Net cash (used in)/available from financing activities	(224)	601
Proceeds on share issue	90	188
Buy-back of shares in company	(1 160)	
Increase in interest-bearing liabilities	846	413
Net increase in cash and cash equivalents	474	-
Cash and cash equivalents at beginning of year	1 399	1 443
Effect of foreign exchange rate movements on cash balance	242	(44)
Effect of cash balances classified as held for sale	19	
Cash and cash equivalents at end of year	2 134	1 399
Cash balances not available for use due to reserving restrictions	405	344
Acquisition of subsidiaries, investments and intangibles:		
Inventories acquired	57	11

Receivables acquired	226	96
Payables, taxation and deferred taxation acquired	(230)	(90)
Borrowings net of cash	(512)	25
Property, plant and equipment, non-current assets, goodwill and minority shareholders	744	55
Total net assets acquired	285	97
Goodwill arising on acquisitions	238	21
Total purchase consideration	523	118
Investments and intangible assets acquired	291	325
Cash amounts paid to acquire subsidiaries, investments and intangibles	814	443
Bank balances and cash in subsidiaries acquired	12	36

* Restated - refer note 9

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 30 September	Audited	
R million	2006	2005
Exchange differences on translation of foreign operations	1 832	(186)
Gain on cash flow hedges	139	2
Deferred taxation on cash flow hedges	(18)	
Gain of revaluation of available for sale investments	18	12
Deferred taxation on revaluation of available for sale investments	(8)	(2)
Other reserve movements	(71)	(31)
Net actuarial losses on post-retirement benefit obligations	(55)	(86)
Actuarial losses on post-retirement benefit obligations	(79)	(123)
Taxation effect	24	37
Net income/(loss) recognised directly in equity	1 837	(291)
Net profit	2 746	2 163
Total recognised income and expense for the year	4 583	1 872
Attributable to:		
Minority shareholders	381	302
Barloworld Limited shareholders	4 202	1 570

4 583 1 872

The statement of recognised income and expense has been prepared in terms of the requirements of IAS 19 Employee Benefits regarding the change in accounting policy for the treatment of actuarial gains and losses (refer note 9).

SALIENT FEATURES
for the year ended 30 September

	Audited 2006	2005*
Number of ordinary shares in issue, net of buyback (000)	200 716	208 612
Net asset value per share including investments at fair value (cents)	6 973	5 620
Total borrowings to total shareholders" funds (%)		
- Trading segment**	31.7	20.9
- Total group	73.3	66.3
Interest cover (times)		
- Trading segment**	10.6	11.3
- Total group	5.8	6.0
Return on net assets (%)		
- Trading segment**	26.8	25.6
- Total group	19.1	18.3
Cash flow return on investment - CFROI (R) (%)	12.3	10.3
Return on ordinary shareholders" funds (excluding exceptional items)(%)	18.0	16.8

* Restated - refer note 9
** Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September

R million	Audited 2006	2005*
1 Basis of preparation		

This report has been extracted from the group consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with the Companies Act of South Africa and the Listing Requirements of the JSE Limited. The basis of preparation is consistent with the prior year, except as detailed in note 9 below.For a better understanding of the group"s financial position, the results of its operations and cash flows for the year, this summarised report should be read in conjunction with the annual financial statements from which it was derived.

2 Reconciliation of net profit to headline earnings

Net profit attributable to Barloworld Limited Shareholders	2 357	1 849
Impairment loss on disposal of Steel Tube after		

File No. 82-35039

Taxation	156	-
Profit on disposal of properties, investments and subsidiaries	(140)	(25)
Impairment of assets	27	21
Loss/(Profit) on sale of plant and equipment (excluding rental assets) and intangible assets	4	(2)
Taxation on exceptional items	19	(6)
Interest of outside shareholders in exceptional items	-	4
Headline earnings	2 423	1 841
Headline earnings from continuing Operations	2 373	1 815
Headline earnings from discontinued Operation	50	26
Weighted average number of ordinary shares in issue during the year (000)		
- basic	206 959	207 367
- diluted	210 998	212 117
Headline earnings per share (cents)		
- basic	1 170.8	887.8
- diluted	1 148.4	867.9
Headline earnings per share from continuing operations (cents)		
- basic	1 146.6	875.3
- fully diluted	1 124.7	855.7
Headline earnings per share from discontinued operation (cents)		
- basic	24.2	12.5
- diluted	23.7	12.3

3 Exceptional items

Profit on disposal of properties, investments and subsidiaries	143	27
Impairment losses	(23)	(21)
Other		1
Gross exceptional profits	120	7
Taxation	(20)	5
Interest of outside shareholders	-	(4)
	100	8
Discontinued operation (net of taxation)	(6)	(2)
Net exceptional profits	94	6

* Restated - refer note 9

4 Discontinued operation and assets classified as held for sale

The Steel Tube segment has been classified as a disposal group held for sale.

Results from discontinued operation are as follows:

Revenue1	75	1 590
Operating profit	95	44
Fair value adjustments on financial Instruments	(6)	1
Finance costs	(25)	(25)
Income from investments	3	1
Profit before exceptional items	67	21
Exceptional items (gross of taxation)	(7)	(3)
Profit before taxation	60	18
Taxation	(20)	2
Profit after taxation	40	20

File No. 82-35039

Income from associates and
joint ventures 4 4
Net profit of discontinued
operation before
impairment loss 44 24
Impairment loss on write-down to
fair value less costs to sell (185)
Taxation on impairment loss 29
Impairment loss after taxation (156)
Loss from discontinued operation
per income statement (112)
The cash flows from the discontinued
Operation are as follows:
Cash flows from operating activities 80 (54)
Cash flows from investing activities (24) (20)
Cash flows from financing activities (75) 31
Assets classified as held for sale
consist of the following:
- Steel Tube discontinued operation 715
- Industrial Distribution
leasing assets 1 717
- Vehicle and equipment
rental fleets 249 180
- Other 159
2 840 180
Liabilities directly associated with assets
classified as held for sale consist
of the following:
- Steel Tube discontinued operation 347
- Industrial Distribution leasing
liabilities# 597
- Other 117
1 061 0
5 Interest of all shareholders
Balance at the beginning of the year 12 130 11 821
Adjustment to opening balance for
changes in accounting policies (586)
Net income/(loss) recognised directly
in equity 1 837 (291)
Net profit 2 746 2 163
Reclassifications and other
reserve movements 46 34
Purchase of minority shareholding in
Subsidiary (34) (2)
Buy-back of shares (1 160)
Dividends on ordinary shares (1 295) (1 197)
Shares issued in current year 90 188
Interest of shareholders at the end of
the year 14 360 12 130
* Restated - refer note 9
# In addition, an amount of R 916 million inter group
borrowings will be settled from the proceeds on the sale of
the assets.
6 Dividends
Ordinary shares
Final dividend No 153 paid on 16
January 2006: 325 cents per share
(2005: No 151 - 265 cents per share) 745 602
Interim dividend No 154 paid
on 12 June 2006: 150 cents
per share
(2005: No 152 - 130 cents per share) 312 296
1 057 898

File No
82-35039

Dividend attributable to the treasury shares	(62)	(75)
Paid to Barloworld Limited shareholders	995	823
Paid to minority shareholders	300	374
	1 295	1 197
Dividends per share (cents)	600	455
- interim (declared May)	150	130
- final (declared November)	450	325

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
for the year ended 30 September

Audited R million	2006	2005*
7 Contingent Liabilities		
bills, lease and hire-purchase agreements discounted with recourse, other guarantees and claims		
Litigation, current or pending, is not considered likely to have a material adverse effect on the group	622	296
Buy-back and repurchase commitments not reflected on the balance sheet	1 250	1 071

The related assets are estimated to have a value at least equal to the repurchase commitment.
There are no material contingent liabilities in joint venture companies.

8 Commitments		
Capital expenditure commitments to be incurred:		
Contracted	2 106	1 762
Approved but not yet contracted	999	1 080
	3 105	2 842
Operating lease commitments	2 509	1 682
Finance lease commitments	1 050	1 522

9 Accounting policies and comparative information
The group changed its accounting policy in the current year in respect of the treatment of actuarial gains and losses. In terms of the allowed treatment per IAS19 Employee Benefits, actuarial gains and losses are now recognised in full in the period in which they occur, outside profit or loss, in the Statement of Recognised Income and Expense.
In addition, the following new or revised Standards and Interpretations were adopted during the current year:
- IAS 27 (Revised) Consolidated and Separate Financial Statements
- IFRS 2 Share-based Payment
- IFRIC Interpretation 8 Scope of IFRS 2
- AC 503 Accounting for Black-Economic Empowerment Transactions
- IFRIC Interpretation 11 IFRS 2 - Group and Treasury Share Transactions
- The South Afircan Institute of Chartered Accountants" Circular 9/2006 - Transactions giving rise to adjustments to Revenue/Purchases
- IFRS6 Exploration for and Evaluation of Mineral Resources
- IFRIC Interpretation 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC Interpretation 6 Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment

File No 82-35039

- IFRIC Interpretation 7 Applying the Restatement Approach Under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC Interpretation 9 Reassessment of Embedded Derivatives
- IFRIC Interpretation 10 Interim Financial Reporting and Impairment
- IAS 21 (Revised) The effects of Changes in Foreign Exchange Rates

* Restated - refer note 9

Consolidated Notes to the consolidated financial Statements for the year ended 30 September (continued)

Comparative information has been restated for the treatment of the Steel Tube segment as a discontinued operation (refer note 4), for the effects of the change in accounting policy in terms of IAS 19, the adoption of IFRS 2 and the requirements of Circular 9/2006.

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2005 is as follows:

R million	Previously stated	Re-classification of Discontinued operation*	Other restatements	Restated
Income statement				
Revenue	39 401	(1 603)	(102)	37 696
Operating profit	3 480	(45)	(12)	3 423
Fair value adjustments on financial instruments	(56)	(1)	-	(57)
Finance costs	(463)	25	(3)	(441)
Income from investments	187	(1)	12	198
Profit before exceptional items	3 148	(22)	(3)	3 123
Exceptional items	4	3	-	7
Profit before taxation	3 152	(19)	(3)	3 130
Taxation	(1 033)	(2)	(9)	(1 044)
Profit after taxation	2 119	(21)	(12)	2 086
Income from associates and joint ventures	57	(4)	-	53
Net profit from continuing operations	2 176	(25)	(12)	2 139
Profit/(loss) from discontinued operation	0	25	(1)	24
Net profit	2 176	-	(13)	2 163
Attributable to:				
Minority shareholders	315		(1)	314

File No.
82-35039

Barloworld Limited shareholders	1 861	-	(12)	1 849
	2 176	-	(13)	2 163
Earnings per share (cents) - basic	897.4	-	(5.7)	891.7
Earnings per share (cents) - diluted	877.3	-	(5.6)	871.7
Balance Sheet				
Long term financial assets	840	-	(185)	655
Deferred taxation assets	550	-	273	823
Inventories	4 825	-	(32)	4 793
Trade and other receivables	5 897	-	(38)	5 859
Other reserves	1 484	-	(22)	1 462
Retained income	9 198	-	(571)	8 627
Minority interest	646	-	(2)	644
Total shareholders interest	12 725	-	(595)	12 130
Deferred taxation liabilities	906	-	(1)	905
Non-interest-bearing liabilities	404	-	659	1 063
Trade and other payables	5 208	-	(45)	5 163

* Before restatement.

10 Portland Holdings Limited (Porthold)

The results of Porthold, a wholly owned Zimbabwean subsidiary have not been consolidated into the Group results as at 30 September 2006. There are significant constraints impacting on the normal operation of Porthold and the board concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the group results in the current year and have been accounted for on a fair value investment basis.

11 Related party transactions

There has been no significant change in related party relationships since the previous year.

The disposal of the Steel Tube division (note 4) to a consortium including management and directors of Barloworld Robor (Pty) Limited is considered to be a related party transaction. An opinion has been obtained from an independent professional expert, approved by the JSE Limited, that the transaction is fair and reasonable to Barloworld shareholders.

Other than in the normal course of business, there have been no other significant transactions during the year with associate companies, joint ventures and other related parties.

12 Post Balance Sheet
events

File No.
82-35039

Subsequent to the year end, the disposal transaction of the UK Leasing assets has been concluded. The disposal of the Steel Tube segment has been approved by the competition authorities but is still subject to signature of the loan agreements.

13 Audit
opinion

The consolidated financial statements for the year have been audited by Deloitte & Touche and the accompanying unmodified audit report as well as their unmodified audit report on this set of condensed financial information is available for inspection at the company"s registered office.

20 November 2006

Sponsor: J.P.Morgan Equities Limited

Date: 20/11/2006 12:53:43 PM Produced by the JSE SENS Department

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File No.
82-35039

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

CM 34

Lodgement of financial statements / Interim reports

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

(To be lodged when company sends notice to members)

5 - JUL 2006

Registration No. of Company

1918/000095/06

Lindsay M Reid

Name of holding company BARLOWORLD LIMITED

Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
06 JUL 2006
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

The following documents are lodged herewith:

† ~~Annual financial statements / † group annual financial statements (in terms of section 302 (4) (a) / † 329 (5) of the Act for the financial year ended~~

† ~~Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended~~

† Interim report in term of section 306 / † 329 (2) of the Act for the half year ended 31 March 2006

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.
* N.B. - Complete if annual financial statements in respect of subsidaries are lodged.
† Delete whichever is not applicable.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

(To be completed by company.)

Lodgement of / † ~~annual financial statements /† group annual financial statements and † annual financial statements of subsidaries /† provisional annual financial statements~~ † interim report for financial ~~year~~ /
† half year ended 31 March 2006

Name of company BARLOWORLD LIMITED

Postal address P O BOX 782248 SANDTON
2146

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

File No.
82-35039

Barloworld Limited (Registration number 1918/000095/06)

JSE codes: BAW and BAWP

ISIN codes: ZAE000026639 and ZAE000026647

Reviewed interim results for the six months ended 31 March 2006

Corporate action enhances group profile and performance

- **Revenues up 8% to R19 462 million (1H'05: R18 015 million)**
- **Operating profit increases 16% to R1 748 million (1H'05: R1 511 million)**
- **Strong performance in cement and turnaround in scientific business**
- **Cash generated from operations up 30% to R 1 913 million**
- **Headline earnings per share up 10% to 402 cents (1H'05: 367 cents)**
- **Dividend increased 15% to 150 cents per share**
- **Intended disposal of steel tube division announced**

Tony Phillips, CEO of Barloworld, said:

"In line with our ongoing focus on value creation, we made progress in a number of areas during the period. Highlights included a strong performance from our cement business, the turnaround in the scientific operations and the announcement of the intended sale of the steel tube division. For the full year we expect continued growth in our southern African businesses and further recovery from the offshore operations."

15 May 2006

Enquiries

Barloworld Limited: Rowan Goeller Tel +27 11 445 1300, e-mail rowang@barloworld.com
For background information visit www.barloworld.com

File No.
82-35039

Chairman and Chief Executive's Report

First half sets platform for full year
Group revenue grew by 8% due to increased activity in our cement, equipment, coatings and motor businesses within southern Africa. Operating profit increased by 16%, with margins rising to 9.0% (1H'05: 8.4%). Notable results were the strong performance of our cement business and the turnaround in our scientific operations. Cash generated from operations increased by 30% to R1 913 million.

Headline earnings per share increased by 10% to 402 cents per share. The dividend has been increased by 15% to 150 cents per share for the interim period.

Corporate action enhances group profile and performance
We are pleased to report significant steps taken in streamlining the future group profile. In particular, negotiations have reached an advanced stage in relation to the disposal of the steel tube business to a management led consortium which includes black economic empowerment. It is anticipated that this transaction will be concluded soon.

In addition negotiations have commenced to sell our US handling lease book and we are investigating various alternatives in respect of the UK handling leasing business.

The focus on restructuring businesses that are not achieving our required returns has proved to be successful in the scientific group and Truck Center. We are currently in an advanced stage of remodeling and restructuring the UK handling business.

On the acquisition front, the offer for Wattyl Limited amounting to R1 411 million (A$321 million) still remains subject to competition authority approval in Australia.

Approval has been received from the South African competition authorities for the acquisition of Prostart (automotive refinish) and Midas Paints in the coatings division. These two transactions are expected to contribute positively to the division in the second half.

In the Motor division the purchase of the Avis and Budget operations in Denmark was completed during November 2005 and we have also acquired the 50% stake in Avis Fleet Services owned by Wesbank with effect from 14 April 2006.

Directorate
Ms Sibongile Mkhabela was appointed to the board on 27 January 2006. As an independent non-executive director she will bring a diverse range of skills to our board deliberations and we look forward to her contribution.

File No.
82-35039

Outlook

Our southern African operations contributed 85% of operating profit for the period and their strong performance is expected to continue. In particular, the civil construction sector is forecast to enter a period of sustained growth as government and private enterprise starts to invest in infrastructure and growth opportunities. The mining industry is also starting to invest in major expansion projects. This will benefit our cement, equipment and logistics divisions. Firmer rental rates and continued strong rental and new vehicle demand should boost the result from our motor division, and the coatings division should benefit from the growth initiatives put in place in the first half.

In Spain, the construction outlook remains buoyant and strong public infrastructure spend is expected to continue for the medium-term.

Evidence of the strength of demand for capital equipment in all territories can be seen in the fact that we currently have the largest ever order book at R5.1 billion placed on Caterpillar Inc. in the 78 years of our partnership.

Our handling business in the US continues to be underpinned by solid growth in the south-east region. Management initiatives in the Truck Center are achieving positive results and we expect a strong contribution in the second half with a record order book of over 3 000 trucks.

Trading conditions in the UK are currently weak and this is affecting our handling and scientific businesses. However, we look forward to an improved performance from our handling business as the benefits from the cost reduction initiatives are realised.

In line with our focus on value creation, we will continue with our efforts to grow in areas where we have core expertise and dispose of interests that no longer fit the profile of the group. We expect to achieve our medium-term goal of doubling the value of the company in four years by the end of this year.

Overall, we anticipate an improved result in the second half and resulting good growth for the full year.

WAM Clewlow
Chairman

AJ Phillips
Chief Executive Officer

File No.
82-35039

Group Financial Review

Cement drives operating performance
Strong demand in most of the southern African businesses boosted revenue from continuing operations by 8% to R19 462 million.

Operating profit rose by 16% to R1 748 million driven by a strong performance in our cement business. Operating profit margins increased to 9.0% (1H'05: 8.4%).

Headline earnings per share of 402 cents (1H'05: 367 cents) is 10% higher than last year.

The charge for fair value adjustments on financial instruments increased to R69 million (1H'05: R47 million) and arises mainly from the effect of rand appreciation on marking to market forward cover contracts in the equipment business. It also includes the impact of marking to market the option contract taken out to hedge the exchange rate risk on the proposed Wattyl transaction.

Finance costs increased to R245 million (1H'05: R199 million), principally as a result of the acquisition of Avis Denmark in November 2005 and increases in working capital in line with activity levels.

The taxation charge (before STC) of R439 million represents an effective tax rate of 29.1% (1H'05: 30.0%), excluding prior year taxation and taxation on exceptional items. The increase of 12% in the STC charge to R116 million is a consequence of the higher final dividend paid by the company in January 2006.

Net profit from continuing operations rose by 15% to R1 008 million (1H'05: R878 million).

Steel tube business disclosed as discontinued
Following progress made in disposing of the steel tube division it has been accounted for as a discontinued operation and is separately disclosed in the current and comparative reporting period. The loss of R116 million from the discontinued operation includes an impairment charge which has been recorded in order to reflect the net assets of the division at the anticipated recoverable amount from the disposal.

Gearing target revised
Total interest-bearing borrowings of R9 762 million represent a group debt to equity ratio of 78% (September 2005: 63%). The gearing for the trading, leasing and car rental segments is as follows:

Total debt to equity (%)	Trading	Leasing	Car rental	Total group
Target range	20 - 40	600 - 800	200 - 300	
Ratio at 31 March 2006	**35**	**589**	**275**	**78**

Interest cover for the trading segment at 10.5 times remains well above the 5 times target. The group therefore has the financial flexibility to increase its debt to equity ratio for the trading segment and the board has approved a revised target range of 30-50%.

Capital structure optimisation
In order to simplify its capital structure, the company is seeking approval from shareholders for the repurchase and cancellation of its existing treasury shares representing 8.3% of its issued share capital. We are also considering ways of further optimising the group's capital structure which may involve on-market share buybacks as and when conditions are suitable.

Strong cash generation and healthy balance sheet
Cash generated from operations increased by 30% to R1 913 million. Net cash applied to investing activities of R1 654 million includes the acquisition of businesses for R262 million; property, plant and equipment and intangibles for R824 million; and a further net investment of R799 million in rental assets and hire vehicles.

The group's balance sheet remains strong with total assets employed in the business growing by 4% in the past six months to R29 778 million. The effect of currency movement on translation was not material.

Capital commitments of R2 364 million include the approved expansions within our cement business estimated at R1 500 million.

CB Thomson
Finance Director

File No.
82-35039

Operational reviews

In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after taxation level.

Net operating assets comprise total assets less non-interest bearing liabilities. Cash is excluded as well as current and deferred taxation assets and liabilities. In the case of the leasing businesses, net assets are reduced by interest-bearing liabilities. Comparatives have been stated on a consistent basis.

Comparative numbers have been restated as per note 15.

The commentaries in the operational reviews reflect performance in the relevant local currencies.

EQUIPMENT

	Revenue			Operating profit including fair value adjustments			Net operating assets	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06	31 Mar 05	30 Sep 05	**31 Mar 06**	31 Mar 05	30 Sep 05	**31 Mar 06**	30 Sep 05
- Europe	**2 519**	2 608	5 301	**218**	237	483	**2 459**	2 388
- Southern Africa	**2 830**	2 314	4 983	**189**	174	423	**2 092**	1 835
	5 349	4 922	10 284	**407**	411	906	**4 551**	4 223
Share of associate income after taxation				**10**	(1)	8		

The business in this division arises mainly from our enduring partnership of over 78 years with Caterpillar Inc. as their dealer in 16 countries.

Revenue in Iberia maintained recent high levels in local currency. Margins, however, declined slightly due to competitive pressure, although this was balanced by an improved mix with increased after sales business. A renewed effort on recovering market share has been initiated. Rental focus has been improved by the integration of all short-term rental business under the single brand of Barloworld Mera. Labour costs increased in line with increased activity, early retirement benefits and an initiative to introduce younger management skills.

The southern African markets were characterised by the highest levels of activity seen for some time, with machine sales growing strongly. Revenues rose 22%, with sales of Caterpillar machines being boosted by growth in mining and construction activity. Earnings from the handling and agriculture divisions declined in difficult markets. While trading profit grew at a similar rate to revenue growth, the effect of the currency volatility and fair value adjustments on financial instruments resulted in lower reported operating profit growth. The energy business has benefited from the recent power outages in the Western Cape, with

File No.
82-35039

improved sales and maintenance of generators. A new enlarged R35 million facility in Durban was opened in April 2006.

Associate income includes the results from the Siberian joint venture business, which is well on track to meet the $100 million sales target for the year.

All territories recorded high levels of order intake reflecting confidence in the future. At March 2006 there are firm customer orders of R3 013 million (September 2005: R2 890 million). Due to current and expected customer demand, and longer supplier lead times, we currently have the largest ever order book placed on Caterpillar at R5.1 billion. We are working closely with Caterpillar to ensure that we are able to satisfy our customers' requirements.

INDUSTRIAL DISTRIBUTION

R million	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06	31 Mar 05	30 Sep 05	**31 Mar 06**	31 Mar 05	30 Sep 05	**31 Mar 06**	30 Sep 05
- Europe	**852**	977	1 983	**(2)**	22	41	**539**	437
- North America	**1 929**	1 810	3 922	**30**	19	75	**1 001**	992
Trading	**2 781**	2 787	5 905	**28**	41	116	**1 540**	1 429
- Europe	**145**	184	367	**12**	24	66	**227**	260
- North America	**49**	48	98	**(8)**	(1)	(40)	**60**	52
Leasing*	**194**	232	465	**4**	23	26	**287**	312
	2 975	3 019	6 370	**32**	64	142	**1 827**	1 741

Net operating assets after deducting interest-bearing borrowings

The US handling business continues to show solid growth, with increased margins and a strong order book. The Truck Center continues to improve, with new management initiatives proving successful and a record order book of over 3 000 trucks.

In Europe, flat UK industry conditions and further remodeling and restructuring has negatively impacted on the overall result for the European handling business. However, restructuring benefits, a healthy order book and the traditional seasonal strength are expected to contribute towards a recovery in the second half.

The leasing business was impacted by lower activity levels and adjustments in respect of amended lease conditions on lift truck contracts. The Freightliner finance book continues to be managed out as planned, down to R37.0 million (US$6.0 million) from R74.4 million ($11.7 million) at 30 September 2005. Negotiations on the sale of the US handling leasing book are well advanced and various options for the future of the UK handling book are under consideration.

File No.
82-35039

The outlook for the second half is positive due to expected improvements in the UK handling business and enhanced seasonal and industry driven factors at Truck Center.

MOTOR

	Revenue			Operating profit including fair value adjustments			Net operating assets	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06	31 Mar 05	30 Sep 05	**31 Mar 06**	31 Mar 05	30 Sep 05	**31 Mar 06**	30 Sep 05
- Southern Africa	**4 503**	4 275	8 795	**87**	78	175	**894**	640
- Australia	**764**	728	1 607	**4**	4	12	**345**	399
Trading	**5 267**	5 003	10 402	**91**	82	187	**1 239**	1 039
- Southern Africa	**546**	470	881	**134**	124	210	**2 480**	2 396
- Europe	**322**	213	478	**(7)**	16	66	**1 825**	1 231
Car rental	**868**	683	1 359	**127**	140	276	**4 305**	3 627
Leasing Southern Africa*	**320**	299	638	**33**	43	88	**339**	334
	6 455	5 985	12 399	**251**	265	551	**5 883**	5 000
Share of associate income after taxation				**12**	11	23		

**Net operating assets after deducting interest-bearing borrowings*

The southern African motor retail operations continued to perform well as the new vehicle market maintained its strong growth, driven by the increased size of the South African consumer market, low interest rates and new product offerings from manufacturers. New vehicle sales increased by 15% over the period. Growing demand for used vehicles in the region resulted in a 16% increase in retail sales of used vehicles. In Australia, new vehicle sales increased by 6% and used retail sales volumes were marginally lower.

While Avis Rent a Car Southern Africa experienced an increase in rental days of 19%, pressure on rental rates and increasing costs resulted in lower margins. Rental rates are now firming and an increased focus on specific cost items are anticipated to assist margins in the period ahead. In Scandinavia, rental days increased by 12% on a comparable basis. The successful integration of the Denmark operations, which were acquired with effect from 1 November 2005, was more than offset by a significant increase in fleet costs in Sweden resulting from changes in the supply and pricing strategy of our major vehicle supplier. Plans are being implemented to restore Sweden's profitability.

In the fleet services division, lower used vehicle margins in this segment and continued pressure on finance margins contributed to the subdued result. However, new business continues to be won which should result in long-term profit growth. Full ownership of Avis Fleet Services was secured in April 2006.

File No.
82-35079

Associate income includes a strong performance from our DaimlerChrysler BEE joint venture in KwaZulu-Natal.

The outlook for the second half of the year is positive, underpinned by continued strong new vehicle sales and rental demand.

CEMENT

R million	Revenue			Operating profit including fair value adjustments			Net operating assets*	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06	31 Mar 05	30 Sep 05	**31 Mar 06**	31 Mar 05	30 Sep 05	**31 Mar 06**	30 Sep 05
Southern Africa	**2 183**	1 813	3 974	**855**	642	1 502	**2 569**	2 502
Share of associate income after taxation					2	2		

**Net operating assets include goodwill arising on PPC shares purchased by Barloworld*

The strong South African economy, together with increasing investment in public-sector infrastructure, continues to create a growing demand for cement. South African domestic cement industry sales remained buoyant with volume growth of more than 13% over the comparable period last year.

The re-commissioning of the Jupiter kiln in Johannesburg was successfully completed in the March quarter and provides an additional 550 000 tons per annum of cement capacity. The Batsweledi project is progressing according to plan and within budget. Design and process changes have increased the original estimated 1 million tons capacity to 1.25 million tons of cement per annum for the same capital expenditure.

In order to meet demand during this period all kilns were fully operational. However, these older kilns cannot be run cost effectively for a sustained period, and replacement will become necessary if cement demand continues to grow.

The surge in building activity, especially in the residential sector, continues due to lower interest rates. Although growth in the residential sector appears to be slowing, increased investment on infrastructural projects is likely to offset this. This bodes well for future industry cement demand, which the company estimates could grow by around 12% in the current financial year. The shortage of skills and delivery of infrastructural services are increasingly proving to be a constraint in the residential construction sector. The company should, however, continue to report an improved performance for the second half of the year.

In view of the positive outlook for cement demand, the PPC board has approved the planning phase to expand and modernise the capacity in the Western Cape, complementing the capacity expansion project underway in the inland region. In

File No.
82-35039

addition, the planning phase of a state-of-the-art cement milling facility in the inland region is in process. Estimated capital expenditure for these two projects, if approved, could be in the region of R3 billion and would be incurred over three years commencing during the next financial year.

COATINGS

	Revenue			Operating profit including fair value adjustments			Net operating assets	
R million	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06	31 Mar 05	30 Sep 05	**31 Mar 06**	31 Mar 05	30 Sep 05	**31 Mar 06**	30 Sep 05
Southern Africa	**978**	809	1 558	**152**	150	283	**664**	522
Australia & Asia	**466**	471	949	**(17)**	(16)	(30)	**229**	254
	1 444	1 280	2 507	**135**	134	253	**893**	776
Share of associate income after taxation				**9**	9	20		

While revenue grew by 21% in the southern African region, margins were impacted by increased costs. These related primarily to non-recurring costs for growth initiatives such as the launch of the Bristol brand in South Africa, the opening of the Plascon concept store and a new warehouse in Port Elizabeth. Along with increased marketing spend, the positive benefit of these initiatives will become apparent in future periods. The automotive business grew significantly on the back of the strong vehicle market in South Africa, with the refinish market being particularly active. Both the Prostart and Midas acquisitions have been approved by the competition authorities and will contribute in the second half. The recently acquired ICC colourants business continues to perform strongly.

In Australia, the offer for Wattyl remains subject to competition authority approval. Profitability in Australia remains under pressure but steps are being taken to reduce fixed costs, with restructuring and non-recurring costs of approximately R4.4 million (A$1 million) being incurred during the period. The commercial phase of our project in China remains on track.

The outlook for the second half remains favourable due to continued steady growth in the southern Africa coatings market.

File No.
82-35039

SCIENTIFIC

R million	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06	31 Mar 05	30 Sep 05	**31 Mar 06**	31 Mar 05	30 Sep 05	**31 Mar 06**	30 Sep 05
Europe	**479**	501	1 009	**35**	6	23	**631**	629
North America	**200**	178	382	**(1)**	(8)	(6)	**268**	359
Asia	**69**	70	135	**3**	3	4	**84**	87
	748	749	1 526	**37**	1	21	**983**	1 075

The restructuring undertaken in Europe last year has produced the expected reduction in costs. Sales are on target in all areas except the UK and Italy. The British National Health Service is experiencing severe financial difficulties and this, together with imported product from the East, is depressing sales. The elections and increased competition have reduced demand for our products in Italy. Overall margins have improved despite large increases in the cost of energy and the continued high prices of plastic raw materials. The science equipment businesses are performing well.

The US has benefited from the cost reductions resulting from last year's restructuring. The business has also enjoyed a modest improvement in volumes, led in part by an upturn in semi-conductor activity. Activity in certain laser product lines has improved appreciably over last year.

The outlook is mixed with the trading weakness in the UK set to continue for the foreseeable future whereas the apparent upturn in the semi-conductor industry should benefit US profits in the latter part of the year.

CORPORATE AND OTHER

R million	Revenue			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06	31 Mar 05	30 Sep 05	**31 Mar 06**	31 Mar 05	30 Sep 05	**31 Mar 06**	30 Sep 05
Southern Africa	**184**	153	561	**(21)**	(4)	21	**1 064**	870
Europe	**124**	94	177	**(17)**	(49)	(54)	**143**	85
	308	247	738	**(38)**	(53)	(33)	**1 207**	955

In southern Africa, results were adversely affected by the mark-to-market adjustment on the option contract entered into in order to hedge the exchange rate risk on the proposed Wattyl transaction.

File No.
82-35059

In Europe, results were favorably impacted by a lower charge to the income statement in respect of pension fund deficits.

The logistics businesses in South Africa and Spain have been consolidated under a single executive management team and growth prospects remain good.

Dividend declaration for the six months ended 31 March 2006: Dividend Number 154

Notice is hereby given that the following dividend has been declared in respect of the six months ended 31 March 2006: Number 154 (interim dividend) of 150 cents per ordinary share (2005: 130 cents per ordinary share).

In compliance with the requirements of the JSE Securities Exchange South Africa, the following dates are applicable:

Last day to trade cum dividend	Friday	2 June 2006
Shares trade ex dividend	Monday	5 June 2006
Record date	Friday	9 June 2006
Payment date	Monday	12 June 2006

Share certificates may not be dematerialised or rematerialised between Monday, 5 June 2006 and Friday, 9 June 2006, both days inclusive.

On behalf of the Board, **S Mngomezulu,** Secretary

Directors

Independent: WAM Clewlow (Chairman), SAM Baqwa, MJ Levett, S Mkhabela, DB Ntsebeza, G Rodriquez de Castro de los Rios***, EP Theron, RC Tomkinson*, SB Pfeiffer**
Executive: AJ Phillips (Chief Executive)*, PJ Blackbeard, MD Coward, LS Day*, BP Diamond, JE Gomersall*, AJ Lamprecht, M Laubscher, PM Surgey, CB Thomson

*British **American ***Spanish

File No.
82-35039

CONDENSED CONSOLIDATED INCOME STATEMENT

R million	Notes	Six months ended 31 March 2006 Reviewed	Six months ended 31 March 2005 Reviewed Restated	% Change	Year ended 30 September 2005 Audited Restated
Continuing operations					
Revenue		**19 462**	18 015	8	37 798
Operating profit	3	**1 748**	1 511	16	3 399
Fair value adjustments on financial instruments	4	**(69)**	(47)		(57)
Finance costs	5	**(245)**	(199)		(438)
Income from investments		**81**	71		186
Profit before exceptional items		**1 515**	1 336	13	3 090
Exceptional items	6	**20**	26		7
Profit before taxation		**1 535**	1 362		3 097
Taxation	7	**(558)**	(505)		(1 035)
Profit after taxation		**977**	857	14	2 062
Income from associates and joint ventures		**31**	21		53
Net profit from continuing operations		**1 008**	878	15	2 115
Discontinued operation					
(Loss) / profit from discontinued operation	11	**(116)**	2		23
Net profit		**892**	880		2 138
Attributable to:					
Minority shareholders		**160**	117		314
Barloworld Limited shareholders		**732**	763		1 824
		892	880		2 138
Net profit per share* (cents)					
- basic		**349.6**	369.9		879.6
- diluted		**342.5**	360.8		859.9
Net profit per share from continuing operations* (cents)					
- basic		**405.0**	368.9	10	868.5
- diluted		**396.8**	359.9	10	849.1
Net profit per share from discontinued operation* (cents)					
- basic		**-55.4**	1.0		11.1
- diluted		**-54.3**	0.9		10.8

** Refer note 2 for details of headline earnings per share calculation*

File No.
82-35039

CONDENSED CONSOLIDATED BALANCE SHEET

R million	Notes	31 March 2006 Reviewed	31 March 2005 Reviewed Restated	30 September 2005 Audited Restated
ASSETS				
Non-current assets		**14 003**	13 989	14 070
Property, plant and equipment		**7 969**	7 739	7 922
Goodwill		**2 573**	2 487	2 485
Intangible assets		**252**	249	260
Investment in associates and joint ventures	9	**552**	328	518
Finance lease receivables		**1 349**	1 542	1 495
Long-term financial assets	10	**781**	1 147	840
Deferred taxation assets		**527**	497	550
Current assets		**15 775**	14 154	14 535
Vehicle rental fleet		**2 764**	2 110	2 196
Inventories		**4 686**	5 102	4 825
Trade and other receivables		**6 082**	5 854	5 935
Cash and cash equivalents		**1 386**	1 000	1 399
Assets classified as held for sale	11	**857**	88	180
Total assets		**29 778**	28 143	28 605
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium		**1 461**	1 385	1 397
Other reserves		**1 239**	2 013	1 541
Retained income		**9 182**	8 166	9 143
Interest of shareholders of Barloworld Limited		**11 882**	11 564	12 081
Minority interest		**567**	496	644
Interest of all shareholders		**12 449**	12 060	12 725
Non-current liabilities		**7 058**	6 402	7 103
Interest-bearing		**5 453**	4 604	5 410
Deferred taxation liabilities		**937**	810	906
Provisions		**400**	577	383
Other non-interest bearing		**268**	411	404
Current liabilities		**10 271**	9 681	8 777
Trade and other payables		**4 900**	4 855	5 208
Provisions		**531**	492	480
Taxation		**311**	451	457
Amounts due to bankers and short-term loans		**4 309**	3 883	2 632
Liabilities directly associated with assets classified as held for sale	11	**220**		
Total equity and liabilities		**29 778**	28 143	28 605

File No. 82-35039

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

R million	Notes	Six months ended 31 March 2006 Reviewed	Six months ended 31 March 2005 Reviewed Restated	Year ended 30 September 2005 Audited Restated
Cash flow from operating activities				
Operating cash flows before movements in working capital		**2 739**	2 414	5 275
Increase in working capital		**(826)**	(948)	(475)
Cash generated from operations		**1 913**	1 466	4 800
Realised fair value adjustments on financial instruments		**(27)**	(27)	(18)
Finance costs and investment income		**(141)**	(120)	(231)
Taxation paid		**(651)**	(506)	(975)
Cash flow from operations		**1 094**	813	3 576
Dividends paid (including outside shareholders)		**(933)**	(883)	(1 197)
Net cash from / (used in) operating activities		**161**	(70)	2 379
Net cash applied to investing activities		**(1 654)**	(1 324)	(2 980)
Acquisition of subsidiaries and investments		**(262)**	(254)	(443)
Acquisition of property, plant and equipment and intangibles		**(824)**	(660)	(1 186)
Net investment in rental assets	12	**(459)**	(441)	(1 090)
Net investment in car hire vehicles	12	**(340)**	(157)	(592)
Reduction in instalment sale and leasing receivables		**168**	4	53
Proceeds on disposal of subsidiaries, investments and property, plant and equipment		**63**	184	278
Net cash outflow before financing activities		**(1 493)**	(1 394)	(601)
Net cash available from financing activities		**1 530**	947	601
Ordinary shares issued		**64**	176	188
Increase in interest-bearing liabilities		**1 466**	771	413
Net increase / (decrease) in cash and cash equivalents		**37**	(447)	0
Cash and cash equivalents at beginning of period		**1 399**	1 443	1 443
Effect of foreign exchange rate movements		**(45)**	4	(44)
Effect of cash included in assets classified as held for sale		**(5)**		
Cash and cash equivalents at end of period		**1 386**	1 000	1 399

File No. 82-35039

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

R million	Share capital	Share premium	Foreign currency translation reserve	Legal and other reserves	Retained income	Attributable to Barloworld Limited shareholders	Minority interest	Total equity
Balance at 1 October 2004 as previously reported	10	1 199	1 393	564	7 936	11 102	719	11 821
Adjustment to opening balance for changes in accounting policy				19	(18)	1	(1)	
Balance at 1 October 2004 as restated	10	1 199	1 393	583	7 918	11 103	718	11 821
Movement on foreign currency translation reserve			3			3		3
Other reserve movements				34	37	71	(8)	63
Net income recognised directly in equity	0	0	3	34	37	74	(8)	66
Profit for the period					763	763	117	880
Total recognised income and expense for the period	0	0	3	34	800	837	109	946
Dividends on ordinary shares					(552)	(552)	(331)	(883)
Shares issued in the current period	1	175				176		176
Balance at 31 March 2005	11	1 374	1 396	617	8 166	11 564	496	12 060
Movement on foreign currency translation reserve			(281)			(281)		(281)
Reclassifications			(3)	(203)	206	0		0
Other reserve movements			3	12	(19)	(4)	(6)	(10)
Net income recognised directly in equity	0	0	(281)	(191)	187	(285)	(6)	(291)
Profit for the period					1 061	1 061	197	1 258
Total recognised income and expense for the period	0	0	(281)	(191)	1 248	776	191	967
Dividends on ordinary shares					(271)	(271)	(43)	(314)
Shares issued in the current period		12				12		12
Balance at 30 September 2005	11	1 386	1 115	426	9 143	12 081	644	12 725
Movement on foreign currency translation reserve			(326)			(326)		(326)
Other reserve movements				24	(10)	14	13	27
Net income recognised directly in equity	0	0	(326)	24	(10)	(312)	13	(299)
Profit for the period					732	732	160	892
Total recognised income and expense for the period	0	0	(326)	24	722	420	173	593
Dividends on ordinary shares					(683)	(683)	(250)	(933)
Shares issued in the current period		64				64		64
Balance at 31 March 2006	11	1 450	789	450	9 182	11 882	567	12 449

File No. 82-35039

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended			Year ended
	31 March	31 March		30 September
	2006	2005		2005
	Reviewed	Reviewed	%	Audited
R million		Restated	Change	Restated

1. BASIS OF PREPARATION

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The accounting policies used are consistent with those used for the group's 2005 annual financial statements (which were prepared in accordance with International Financial Reporting Standards) except for the adoption of the following revised or new standards:

- IFRS 2 Share-based Payment
- IAS 27 Consolidated and Separate Financial Statements

The effect of adoption of these standards was not material and is set out in note 15.

2. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS

	31 March 2006	31 March 2005	% Change	30 September 2005
Net profit attributable to Barloworld shareholders	**732**	763		1 824
Profit on disposal of properties, investments and subsidiaries	**(20)**	(24)		(25)
Impairment of assets	**5**	9		21
Loss/(profit) on sale of plant and equipment excluding rental assets	**1**	3		(2)
Taxation on exceptional items		2		(6)
Interest of outside shareholders in exceptional items		3		4
Impairment loss on planned disposal of discontinued operation	**123**			
Headline earnings	**841**	756		1 816
Headline earnings from continuing operations	**830**	746		1 791
Headline earnings from discontinued operation	**11**	10		25
Weighted average number of ordinary shares in issue during the period (000)				
- basic	**209 371**	206 249		207 367
- diluted	**213 732**	211 501		212 117
Headline earnings per share (cents)				
- basic	**401.7**	366.5	10	875.7
- diluted	**393.5**	357.4	10	856.1
Headline earnings per share from continuing operations (cents)				
- basic	**396.4**	361.7	10	863.6
- diluted	**388.4**	352.7	10	844.3
Headline earnings per share from discontinued operation (cents)				
- basic	**5.3**	4.8	8	12.1
- diluted	**5.1**	4.7	9	11.8

3. OPERATING PROFIT

	31 March 2006	31 March 2005	% Change	30 September 2005
Included in operating profit are:				
Cost of sales (including allocation of depreciation)	13 826	13 129		27 378
Depreciation	982	871		1 797
Profit on sale of rental assets	26	72		95
(Loss) / profit on sale of other plant and equipment	(1)	(3)		2

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

R million	Six months ended 31 March 2006 Reviewed	Six months ended 31 March 2005 Reviewed Restated	% Change	Year ended 30 September 2005 Audited Restated
4. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS				
(Losses) / gains arising from:				
Forward exchange contracts and other financial instruments	(72)	(57)		(74)
Translation of foreign currency monetary items	3	10		17
	(69)	(47)		(57)
5. FINANCE COSTS				
Total finance cost	(337)	(286)		(623)
Leasing interest classified as cost of sales	92	87		185
	(245)	(199)		(438)
6. EXCEPTIONAL ITEMS				
Profit on disposal of properties, investments and subsidiaries	20	25		27
Impairment of assets including share of associates' impairment losses		1		(20)
Exceptional profits	20	26		7
Taxation on exceptional items	(1)	(2)		5
Interest of outside shareholders		(3)		(4)
Net exceptional profits	**19**	21		8
7. TAXATION				
Taxation per Income Statement	558	505		1 035
STC on dividends paid	(116)	(104)		(142)
Prior year taxation	(2)	(2)		9
Taxation on exceptional items	(1)	(2)		5
Taxation on profit before STC, prior year taxation and exceptional items	**439**	397		907
Profit before exceptional items	1 515	1 336		3 090
Dividends received	(5)	(12)		(31)
Profit before exceptional items and dividends received	**1 510**	1 324		3 059
Effective taxation rate excluding exceptional items, prior year taxation and dividends received (%)				
- excluding STC	29.1%	30.0%		29.7%
- including STC	36.8%	37.8%		34.3%
8. ORDINARY DIVIDENDS				
Ordinary dividends per share (cents)	150	130		455

File No.
82-35039

R million	Six months ended 31 March 2006 Market value/ Directors' valuation Reviewed	Six months ended 31 March 2006 Book value Reviewed	Six months ended 31 March 2005 Market value/ Directors' valuation Reviewed Restated	Six months ended 31 March 2005 Book value Reviewed Restated	Year ended 30 September 2005 Market value/ Directors' valuation Audited Restated	Year ended 30 September 2005 Book value Audited Restated
9. INVESTMENT IN ASSOCIATES AND JOINT VENTURES						
Joint ventures	351	172	297	133	247	148
Unlisted associates	298	169	155	72	330	191
	649	341	452	205	577	339
Loans and advances		211		123		179
		552		328		518
10. LONG-TERM FINANCIAL ASSETS						
Listed investments	8	8	8	8	8	8
Unlisted investments	36	36	346	346	36	36
Investment in Portland Holdings Limited	295	295	302	302	295	295
	339	339	656	656	339	339
Other long-term financial assets		442		491		501
		781		1 147		840

File No.
82-35079

R million	Six months ended 31 March 2006 Reviewed	Six months ended 31 March 2005 Reviewed Restated	Year ended 30 September 2005 Audited Restated
11. DISCONTINUED OPERATION AND ASSETS CLASSIFIED AS HELD FOR SALE			
The Steel Tube segment has been classified as a disposal group held for sale effective 31 March 2006.			
Results from discontinued operation are as follows:			
Revenue	796	777	1 603
Operating profit	12	22	43
Fair value adjustments on financial instruments	3	2	1
Finance costs	(4)	(14)	(25)
Income from investments	0	0	1
Profit before exceptional items	11	10	20
Exceptional items	(5)	(11)	(3)
Profit before taxation	6	(1)	17
Taxation	(1)	0	2
Profit after taxation	5	(1)	19
Income from associates and joint ventures	2	3	4
Net profit of discontinued operation before impairment loss	7	2	23
Impairment loss on write-down to fair value less costs to sell	(163)		
Taxation on impairment loss	40		
Impairment loss after taxation	(123)		
Loss from discontinued operation per income statement	(116)		
The cash flows from the discontinued operation are as follows:			
Cash flows from operating activities	11	(29)	(52)
Cash flows from investing activities	(9)	(15)	(20)
Cash flows from financing activities	(14)	(8)	31
The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:			
Property, plant and equipment and intangibles	229		
Investment in associates	9		
Inventories	280		
Trade and other current receivables	288		
Cash and cash equivalents	5		
Assets of disposal group held for sale before impairment loss	811		
Impairment loss on write-down to fair value less costs to sell	(123)		
Assets of disposal group held for sale after impairment loss	688		
Trade and other payables, and total for liabilities associated with assets classified as held for sale	(220)		
Net assets of disposal group	468		
Assets classified as held for sale comprise the following:			
Assets of disposal group classified as held for sale	688		
Vehicles and equipment removed from rental fleets to be sold	169		
Total assets classified as held for sale per balance sheet	857		

File No.
82-35039

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

R million	Six months ended 31 March 2006 Reviewed	Six months ended 31 March 2005 Reviewed Restated	Year ended 30 September 2005 Audited Restated
12. NET INVESTMENT IN RENTAL ASSETS AND CAR HIRE VEHICLES			
Rental assets	459	441	1 090
Additions	719	532	1 832
Proceeds on disposals	(260)	(91)	(742)
Car hire vehicles	340	157	592
Additions	1 174	981	2 296
Proceeds on disposals	(834)	(824)	(1 704)
13. COMMITMENTS			
Capital commitments to be incurred	2 364	604	2 842
Contracted	1 521	423	1 762
Approved but not yet contracted	843	181	1 080
Operating lease commitments	1 579	1 048	1 682
14. CONTINGENT LIABILITIES			
Guarantees, claims and other contingent liabilities	503	266	296
Buy-back and repurchase commitments*	958	709	1 071
Share of buy-back and repurchase commitments of joint ventures	16	24	

*The related assets are estimated to have a value at least equal to the repurchase commitments.

15. COMPARATIVE INFORMATION

Comparative information has been restated for the effects of adopting IFRS 2 Share-based Payment.

The effect of the restatement is as follows:

R million	Previously stated	Adjustment	Restated
EFFECT AS AT 30 SEPTEMBER 2004			
Retained income	7 936	(18)	7 918
Minority interest	719	(1)	718
Equity compensation reserve		19	19
Interest of all shareholders	11 821		11 821
FOR THE SIX MONTHS ENDED 31 MARCH 2005			
Net profit	892	(12)	880
Net profit attributable to minority shareholders	117		117
Net profit attributable to Barloworld Limited shareholders	775	(12)	763
Retained income	8 196	(30)	8 166
Minority interest	497	(1)	496
Equity compensation reserve		31	31
Interest of all shareholders	12 060		12 060

The effect was a reduction in earnings and diluted earnings per share of 6 cents.

R million	Previously stated	Adjustment	Restated
FOR THE YEAR ENDED 30 SEPTEMBER 2005			
Net profit	2 176	(38)	2 138
Net profit attributable to minority shareholders	315	(1)	314
Net profit attributable to Barloworld Limited shareholders	1 861	(37)	1 824
Retained income	9 198	(55)	9 143
Minority interest	646	(2)	644
Equity compensation reserve		57	57
Interest of all shareholders	12 725		12 725

The effect was a reduction in earnings per share of 18 cents, and diluted earnings per share of 17 cents.

FOR THE SIX MONTHS ENDED 31 MARCH 2006

The impact on the results for the six months ended 31 March 2006 was a charge to operating profit of R11 million.
The adoption of the new standard had no taxation impact.
The effect on current period earnings and diluted earnings per share was a reduction of 5 cents.

File No. 82-35039

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended		Year ended
	31 March	31 March	30 September
	2006	2005	2005
	Reviewed	Reviewed	Audited
R million		Restated	Restated

16. PORTLAND HOLDINGS LIMITED (PORTHOLD)

The results of Porthold, a wholly owned Zimbabwean subsidiary have in terms of the exclusions contained in the revised IAS 27 Consolidated and Separate Financial Statements, not been consolidated into the Group results as at 31 March 2006.

Significant constraints impacting on the normal operation of Porthold, has resulted in the board concluding that management does not have the ability to exercise effective control over the business and as a result, the results of Porthold have continued to be excluded from the group results in the current period. Severe restrictions are placed on our ability to access foreign currency and remit funds and as a result the investment continues to be accounted for on a fair value investment basis with dividends only being recognised to the extent they are received.

17. RELATED PARTY TRANSACTIONS

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there has been no significant transactions during the six months with associate companies, joint ventures and other related parties.

18. SUBSEQUENT EVENTS

The minority shareholding in Avis Fleet Services was purchased from Wesbank on 14 April 2006.

The group acquired the Midas paint business on 3 May 2006.

These transactions are not expected to have a material impact on current year earnings or net asset value.

19. AUDITOR'S REVIEW

Deloitte & Touche has reviewed these interim results. The unqualified review opinion is available for inspection at the company's registered office.

GROUP SALIENT FEATURES

	Six months ended		Year ended
	31 March	31 March	30 September
	2006	2005	2005
	Reviewed	Reviewed	Audited
		Restated	Restated
Number of ordinary shares in issue, net of buyback (000)	**210 206**	208 221	208 612
Net asset value per share including investments at market value (cents)	**5 799**	5 672	5 905
Total liabilities to total shareholders' funds (%)	**131.7**	126.6	117.7
Total borrowings to total shareholders' funds (%)			
- Trading segment*	**34.6**	28.9	19.8
- Total group	**78.4**	70.4	63.2
Interest cover (times)			
- Trading segment*	**10.5**	10.2	10.5
- Total group	**5.5**	5.5	5.8

** Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental*

File No. 82-35029

SEGMENTAL SUMMARY

R million	Revenue			Operating profit			Fair value adjustments on financial instruments			Operating profit including fair value adjustments			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended	6 months ended		Year ended	6 months ended		Year ended		
	31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	30 Sep 05 Audited Restated	31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	30 Sep 05 Audited Restated	31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	30 Sep 05 Audited Restated	31 Mar 06 Reviewed	31 Mar 05 Reviewed Restated	30 Sep 05 Audited Restated	31 Mar 06 Reviewed	30 Sep 05 Audited Restated
Equipment	5 349	4 922	10 284	445	453	957	(38)	(42)	(51)	407	411	906	4 551	4 223
Industrial distribution	2 975	3 019	6 370	32	64	142				32	64	142	1 827	1 741
Motor	6 455	5 985	12 399	261	269	559	(10)	(4)	(8)	251	265	551	5 883	5 000
Cement	2 183	1 813	3 974	856	646	1 509	(1)	(4)	(7)	855	642	1 502	2 569	2 502
Coatings	1 444	1 280	2 507	139	133	253	(4)	1		135	134	253	893	776
Scientific	748	749	1 526	37	1	21				37	1	21	983	1 075
Corporate and other	308	247	738	(22)	(55)	(42)	(16)	2	9	(38)	(53)	(33)	1 207	955
Total continuing operations	19 462	18 015	37 798	1 748	1 511	3 399	(69)	(47)	(57)	1 679	1 464	3 342	17 913	16 272
Discontinued operation-Steel tube	796	777	1 603	12	22	43	3	2	1	15	24	44	468	593
	20 258	18 792	39 401	1 760	1 533	3 442	(66)	(45)	(56)	1 694	1 488	3 386	18 381	16 865

File No. 82-35039

Addresses

Registered office and business address
Barloworld Limited
180 Katherine Street

PO Box 782248
Sandton
2146, South Africa
Ph: +27 11 445 1000
E mail: invest@barloworld.com

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, England
Ph: +44 190 350 2541

Transfer secretaries
Ultra Registrars (Pty) Limited
Physical address:
5th Floor,
11 Diagonal Street
Johannesburg
2000, South Africa

Postal address:
P O Box 4844
Johannesburg
2000, South Africa

Ph: +27 11 834 2266
E mail: info@ultrareg.co.za

About Barloworld

Barloworld is a diversified industrial company founded in 1902. We have operations in thirty-one countries around the world and approximately half of our twenty five thousand people are in South Africa. We offer our customers business solutions backed by leading industrial brands, supported by service, relationships and attention to detail. These include both the sale of products and services and rental and fleet service options. Through our business philosophy of Value Based Management we focus on creating sustainable value for all our stakeholders simultaneously.

We manufacture, market and distribute our products and services and market and distribute leading international brands on behalf of principals.

Our brands include PPC Surebuild (cement), Plascon, Taubmans, Bristol and White Knight (coatings), Melles Griot (photonics), Sterilin (disposable plastics) and Carbolite (laboratory products). We also have a rapidly growing Barloworld Logistics supply chain solutions business in southern Africa and Europe.

Our principals include Caterpillar, NACCO (Hyster lift trucks), DaimlerChrysler (including Freightliner trucks) as well as many of the world's other leading motor vehicle brands. We are also the Avis licensee for southern Africa and for both Avis and Budget in Sweden, Norway and Denmark.

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Barloworld - ACCC Rejects Acquisition of Wattyl by 6 Jul 2006

BAW
BAW
Barloworld - ACCC Rejects Acquisition of Wattyl by Barloworld
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld or the Company")

ACCC rejects acquisition of Wattyl by Barloworld: offer will consequently lapse

The Australian Competition and Consumer Commission (ACCC) has announced that the proposed takeover of Wattyl Limited by Barloworld Limited would, in the opinion of the ACCC, substantially lessen competition in the Australian architectural and decorative paint market.

Commenting on the announcement Barloworld CEO Tony Phillips said: "The ACCC"s position is disappointing. We believe that our proposal would have been good for the Australian public and the industry. It would have revitalised consumer choice by creating a vigorous competitor to the current market leader and also stimulated market growth. We believe that the divestment proposals we presented to the ACCC would have addressed their competition concerns. However they now want us to go further and divest of even more assets. This would have destroyed the business logic of the deal. Accordingly, given that ACCC approval was a condition and taking into account the commercial considerations, we will be letting our offer lapse on 20 July."

Barloworld has cooperated fully with the ACCC throughout the period of the offer for Wattyl and exchanged a very substantial amount of information with them. The company responded to their initial findings issued on 23 March by offering substantial undertakings to divest its Bristol brand and associated Bristol assets including the greater part of its Bristol store network and a manufacturing plant. Potential purchasers included a number of established industry participants.

In conclusion Phillips commented; "As we clearly explained to the ACCC in our discussions with them, the consequence of their decision is that it will not be "business as usual" for our coatings interests in Australia. We are now pursuing options to restructure our business and as a result, reduce our investment in the country. Notwithstanding this, we remain committed to the Asia-Pacific region and will continue to pursue a number of other avenues for expansion in this important area of the world."

For further information contact Rowan Goeller, Head of Investor Relations, Barloworld Limited
on +27 11 445 1300 or e-mail rowang@barloworld.com
For more information on Barloworld visit www.barloworld.com
Sandton
06 July 2006
Sponsor
J.P. Morgan Equities Limited
Date: 06/07/2006 08:04:11 AM Produced by the JSE SENS Department

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File No.
82-35039

COPY

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

TO BE COLLECTED
Agent Code: BAW

Registration No. of company: 1918/000095/06

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 26 June 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

File No.
82-35039

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
204 394 664	ORDINARY	R0.05	R10 219 733.20
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R 10 969 733.20

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 969 733.20
Stated capital R
Premium account R 543 841 859.03
Total issued capital R 554 811 592.23

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
3 830	ORDINARY	R0.05	R37.952610966	R145 550.00
	Total(s)		Total(s)	R145 550.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

File No.
82-35039

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
204 398 494	ORDINARY	R0.05	2.66140521333	543 987 217.53	R10 219 924.70
375 000	6% CUM PREF	R2.00			R750 000.00
	Total		Total		R10 969 924.70

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 969 924.70

Stated capital R

Premium account R 543 987 217.53

Total issued capital R 554 957 142.23

Certified correct.

Date 28 AUG 2006 Signature [signature]

~~Director~~/~~Manager~~/Secretary

S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 26 June 2006

Name of Company BARLOWORLD LIMITED

ELA CHAMBERLAIN

Postal Address P O BOX 782248

SANDTON

2146

TO BE COLLECTED
Agent Code: BAW

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Barloworld Limited *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	26-Jun-06	Arnold	VEC	47.50	1,330	66.50		66.50	63,108.50	63,175.0
	14-Jul-06	Oerder	BM	23.25	1,500	75.00		75.00	34,800.00	34,875.0
	21-Jul-06	Pin	MA	47.50	1,000	50.00		50.00	47,450.00	47,500.0
Sub Total					3,830	191.50		191.50	145,358.50	145,550.0
Adj to share premium										0.0
Balance B/Fwd					204,394,664	10,219,733.20	750,000.00	10,969,733.20	543,841,859.03	554,811,592.2
TOTAL					**204,398,494**	**10,219,924.70**	**750,000.00**	**10,969,924.70**	**543,987,217.53**	**554,957,142.2**

REGISTRAR OF COMPANIES AND CLOSE CORPORATION 2006-09-29

File No. 82-35034

File NO.
82-35037

Form CM 15

COPY

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

TO BE COLLECTED
Agent Code: BAW

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 26 June 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum. File No. 82-35039

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
204 394 664	ORDINARY	R0.05	R10 219 733.20
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R 10 969 733.20

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 969 733.20
Stated capital R
Premium account R 543 841 859.03
Total issued capital R 554 811 592.23

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
3 830	ORDINARY	R0.05	R37.952610966	R145 550.00
	Total(s)		Total(s)	R145 550.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

File No. 82-35039

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
204 398 494	ORDINARY	R0.05	2.66140521333	543 987 217.53	R10 219 924.70
375 000	6% CUM PREF	R2.00			R750 000.00
	Total		Total		R10 969 924.70

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 969 924.70

Stated capital R

Premium account R 543 987 217.53

Total issued capital R 554 957 142.23

Certified correct.

Date 28 AUG 2006 Signature [signature]

~~Director~~/~~Manager~~/Secretary

S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

CM 15

(To be completed by company/Moet deur maatskappy ingevul word)

Acknowledgment of receipt of return of allotments, dated 26 June 2006

Name of Company BARLOWORLD LIMITED

ELA CHAMBERLAIN

Postal Address P O BOX 782248

SANDTON

2146

TO BE COLLECTED
Agent Code: BAW

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	26-Jun-06	Arnold	VEC	47.50	1,330	66.50		66.50	63,108.50	63,175.0
	14-Jul-06	Oerder	BM	23.25	1,500	75.00		75.00	34,800.00	34,875.0
	21-Jul-06	Pin	MA	47.50	1,000	50.00		50.00	47,450.00	47,500.0
Sub Total					3,830	191.50		191.50	145,358.50	145,550.0
Adj to share premium										0.0
Balance B/Fwd					204,394,664	10,219,733.20	750,000.00	10,969,733.20	543,841,859.03	554,811,592.2
TOTAL					**204,398,494**	**10,219,924.70**	**750,000.00**	**10,969,924.70**	**543,987,217.53**	**554,957,142.2**

REGISTRAR OF COMPANIES AND CLOSE CORPORATION

2006 -08- 29

File No. 82-35079

File No. 82-35039

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID-AFRIKA MAATSKAPPYWET, 1973

CM 14A

RETURN OF ACQUISITION BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS

(Sections/Artikels 85, 87, 90)

Registration number of Company Registrasienommer van Maatskappy
1918/000095/06

TO BE COLLECTED
Agent Code: BAW

Name of company / Naam van maatskappy: BARLOWORLD LIMITED

Acquisition/payment date: / Verkrygings/betalingsdatum: 1 August 2006

1. **Authorised capital of company** – Gemagtigde kapitaal van maatskappy:

PAR VALUE			
Number of shares Getal aandele	**Class of shares** Klas van aandele	**Nominal amount of each share** Nominale bedrag van elke aandeel R	**Authorised capital** Gemagtige kapitaal R
300 000 000	ORDINARY	R0.05	R15 000 000.00
1 000	6% CUM PREF	R2.00	R1 000 000.00
Total			Total R16 000 000.00

NO PAR VALUE	
Number of shares Getal aandele	**Class of shares** Klas van aandele
Total	

(To be completed by Company / Moet deur Maatskappy ingevul word)

Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated 1 August 2006
Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgeryk/betalings aan aandeelhouers, gedateer

Name of company/ Naam van maatskappy: BARLOWORLD LIMITED

Postal address / Posadres: TO BE COLLECTED
ELA CHAMBERLAIN

Date of receipt by Registrar of Companies / Datum van ontvangs deur
Date stamp of Companies Registration Office / Datumstempel van Registrasiekantoor vir Maatskappye
Registrar of Companies Registrateur van Maatskappye

TO BE COLLECTED
Agent Code: BAW

File No. 82-35039

2. Issued capital of company as shown on the return of allotments dated
Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer 26 June 2006 aangetoon.

PAR VALUE			
Number of shares Getal aandele	Class of shares Klas van aandele	Nominal amount of each share Nominale bedrag van elke aandeel R	Amount of issued paid-up capital Bedrag van uitgereikte opbetaalde kapitaal R
204 398 494	ORDINARY	R0.05	10 219 924.70
375 000	6% CUM PREF	R2.00	750 000
Total			Total 10 969 924.70

NO PAR VALUE			
Number of shares Getal aandele	Class of shares Klas van aandele	Issue price per share Uitreikings prys per share R	Stated capital Verklaarde kapitaal R
Total			Total

Summary of total issued capital as shown on the return of allotments:
Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:

Amount of issued paid-up capital - Bedrag van uitgereikte opbetaalde kapitaal R 10 969 924.70

Stated capital – Verklaarde kapitaal R

Premium account - Premierekening R 543 987 217.53

Total issued capital – Totale uitgereikte kapitaal R 554 957 142.23

3. Particulars of payments not indicated in Part 4
Bersonderhede van betalings wat nie in Deel 4 aangetoon is nie THE CONSIDERATION IS MADE UP AS FOLLOWS:

NOMINAL SHARE CAPITAL	191 788.90
SHARE PREMIUM	445 578 319.38
ADJUSTMENT SHARE PREMIUM**	438 070.33
TOTAL	446 208 177.61

** SEE ATTACHED SCHEDULE

File No.
82-35039

4. Particulars of acquisition of own shares issued by the company/payments to shareholders.
Besonderhede van verkryging van eie aandele deur die maatskappy uitgeruik/betalings aan aandeelhouers.

PAR VALUE			
Number of shares Getal aandele	Class of shares Klas van aandele	Nominal amount of each share Nominale bedrag van elke aandeel R	Amount of issued paid-up capital Bedrag van uitgereikte opbetaalde kapitaal R
3 835 738	ORDINARY	R0.05	R191 786.90
Total			Total R191 786.90

NO PAR VALUE			
Number of shares Getal aandele	Class of shares Klas van aandele	Issue price per share Uitreikings prys per share R	Stated capital Verklaarde kapitaal R
Total			Total

5. Issued capital of company at date of this return:
Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:

PAR VALUE			
Number of shares Getal aandele	Class of shares Klas van aandele	Nominal amount of each share Nominale bedrag van elke aandeel R	Amount of issued paid-up capital Bedrag van uitgereikte opbetaalde kapitaal R
200 562 756	ORDINARY	R0.05	R10 028 137.80
375 000	6% CUM PREF	R2.00	R750 000.00
Total			Total R10 778 137.80

NO PAR VALUE			
Number of shares Getal aandele	Class of shares Klas van aandele	Issue price per share Uitreikings prys per share R	Stated capital Verklaarde kapitaal R
Total			Total

Summary of total issued capital at the date of this return:
Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:

Amount of issued paid-up capital - Bedrag van uitgereikte opbetaalde kapitaal R 10 778 137.80

Stated capital – Verklaarde kapitaal R

Premium account - Premierekening R 543 987 217.53-445 576 319.38 -438 070 33=97 970 827 82

Total issued capital – Totale uitgereikte kapitaal R 108 748 965.62

Date
Datum 28 AUG 2006

Certified correct
Korrek gesertifiseer
Signature
Handtekening

S. MNGOMEZULU

Barloworld Limited

Registrar of Companies - CM14A

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	01-Aug-06	General buy back			-3,835,738	-191,786.90		-191,786.90	-445,578,319.38	-445,770,106.28
Sub Total					-3,835,738	-191,786.90		-191,786.90	-445,578,319.38	-445,770,106.28
Adj to share premium									-438,070.33	-438,070.33
Balance B/Fwd					204,398,494	10,219,924.70	750,000.00	10,969,924.70	543,987,217.53	554,957,142.23
TOTAL					**200,562,756**	**10,028,137.80**	**750,000.00**	**10,778,137.80**	**97,970,827.82**	**108,748,965.62**

File No.
82-35039

File No. 82-35089

NOTICE OF ANNUAL GENERAL MEETING

Barloworld Limited
Registration number 1918/000095/06
JSE code: BAW
ISIN code: ZAE000026639
("Company")

Notice is hereby given that the eighty-ninth annual general meeting of the members of the company will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 26 January 2006, at 12:00 for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the group annual financial statements, incorporating the auditors' report, for the year ended 30 September 2005.

2. To elect the following directors:

   2.1 Directors retiring by rotation in terms of the articles of association as amended:
   MD Coward
   LS Day
   AJ Lamprecht
   MJ Levett
   AJ Phillips
   PM Surgey
   CB Thomson

   2.2 Directors who have been appointed during the year and are retiring in terms of the Companies Act, 1973, as amended:
   SAM Baqwa 21 January 2005 (appointed)
   M Laubscher 9 May 2005 (appointed)

   All of the directors are available for election or re-election, as the case may be and there are no further candidates.

   The curriculum vitae for the directors above can be referenced through the table on page 18.

   The board, on the advice of the nomination committee recommends the candidates listed in 2.1 and 2.2 for appointment to the board by members at the annual general meeting.

3. To consider the retention of Deloitte & Touche as external auditors of the company and of the group for the year ending 30 September 2006.

   On the advice of the audit committee, the board recommends to the members of the company that Deloitte & Touche be re-appointed as external auditors.

4. To consider and, if deemed fit, to pass with or without modification the following ordinary resolution proposed by the board, on the advice of the remuneration committee:
   Resolved that in terms of article 61 of the company's articles of association, the fees payable to the chairman and non-executive directors for their services to the board, audit committee and board committees be revised with effect from 1 January 2006 as follows:

	Present	Proposed
Chairman of the board, inclusive of fees payable as chairman of board committees	R1 250 000	R1 325 000
Resident non-executive directors	R110 000	R116 000
Non-resident non-executive directors	£44 000	£45 500
Chairman of the audit committee	£20 000	£20 800
Resident members of the audit committee	R30 000	R32 000
Non-resident members of the audit committee	£2 500	£2 600
Resident members of each of the other board committees (excluding risk and sustainability committee)	R25 000	R26 500
Non-resident members of the other board committees (excluding risk and sustainability committee)	£2 500	£2 600

SPECIAL BUSINESS

5. To consider and, if deemed fit, to pass with or without modification the following ordinary resolution:

   5.1 Resolved that the directors, having been previously authorised in terms of section 221, of the Companies Act, 1973, as amended, to allot and issue from time to time not more than 10% of the total issued ordinary share capital in the company for the purposes of the Barloworld Share Option and Purchase Schemes, the directors now being authorised to issue a further 2.5% of the total issued ordinary share capital in the company for the aforesaid purposes concluding in an aggregate issuance of 12.5% of the total issued ordinary share capital in the company for the aforesaid purposes.

The reason for proposing this resolution is that:

- at a general meeting of ordinary shareholders of the company held on 30 January 2003, the shareholders approved an ordinary resolution in terms of which Rule 3.2 of the Share Option Scheme and Rule 3(a) (ii) of the Share Purchase Scheme were amended to

File No. 82-35039

increase the limit of the aggregate number of unissued shares that may be reserved for the Share Option Scheme and the Share Purchase Scheme from 7.5% to 12.5%.

- At the annual general meeting held on 20 January 2005, it was proposed that the directors be authorised as a specific authority in terms of section 221 of the Companies Act, 1973, as amended, to allot and issue from time to time in accordance with and for the purposes of the Share Option Scheme and the Share Purchase Scheme unissued ordinary shares in the authorised capital of the company equal to not more than 12.5% of the total issued ordinary shares of the company, however, the shareholders approved an ordinary resolution in terms of which the directors were authorised as a specific authority in terms of section 221 of the Companies Act, 1973, as amended, to allot and issue from time to time in accordance with and for the purposes of the Share Option Scheme and the Share Purchase Scheme unissued ordinary shares in the authorised capital of the company equal to not more than 10% of the total issued ordinary shares of the company.
- The purpose therefore of the proposed ordinary resolution is to fully utilise the remaining 2.5% of the 12.5% of the total issued ordinary share capital of the company that the directors may issue in terms of the Share Option Scheme and the Share Purchase Scheme.

5.2 Further, that Mr M Laubscher having been granted options in the years prior to his appointment as a director of the company in terms of the Barloworld Share Option Scheme as approved and adopted by the company on 1 July 1995, the company hereby approves in terms of section 222(1)(a) of the Companies Act, 1973, as amended, the allotment and issue to Mr M Laubscher, of the number of shares set out against his name in-so-far as he exercises his options:

M Laubscher 68 333

The reason for proposing this ordinary resolution is for the directors to obtain authority from the members to allot and issue shares to Mr M Laubscher as and when share options granted to him in terms of the Barloworld Share Option Scheme are exercised.

6. To consider and, if deemed fit, to pass with or without modification the following special resolutions:

That

(a) The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.

(b) The authorisation granted in terms of (a) above shall remain in force from the date of registration of these special resolutions by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which they were passed.

(c) The repurchase by the company of its own securities in terms of (a) above may not exceed 20% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate.

(d) The company's intention regarding the utilisation of the authority which is sought in terms of (a) above is to continue with the share buy-back programme initiated with the sanction of shareholders on 26 January 2000.

(e) In the event that the directors are granted general authority to buy back a maximum 20% of the issued share capital of Barloworld, or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements; and
- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of

File No.
82 - 35039

notice issued in respect of the annual general meeting; and

- the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

DETAIL IN REGARD TO OTHER JSE LISTINGS REQUIREMENTS APPLYING TO ORDINARY RESOLUTION 6

Details of the directors

Directors details can be found by referencing the table on page 18.

Directors' responsibility statement

The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make the statement false or misleading.

Interests of directors

The interests of the directors in the share capital of the company are set out on page 179.

Major shareholders

Details of major shareholders of the company are set out on page 37.

Share capital of the company

Details of the share capital of the company are set out on page 148.

Material change

There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 16 November 2005.

Litigation

The company and it subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatened.

Registered holders of certificated ordinary shares and holders of dematerialised ordinary shares in their own name, may attend, speak and vote at the annual general meeting or is entitled to appoint a proxy to attend, speak and, on a poll, vote in his/her stead. The person so appointed need not be a member of the company. Proxy forms should be forwarded to reach the company's transfer secretaries or United Kingdom registrars by not later than 12:00 (South African time) on Tuesday, 24 January 2006.

Shareholders who have dematerialised their shares through a *Central* Securities Depositary Participant (CSDP) or stockbroker, and who have not elected own-name registration and wish to attend the annual general meeting, should timeously inform their CSDP or stockbroker of their intention to attend the meeting and request such CSDP or stockbroker to issue them with the necessary authority to attend. If they do not wish to attend the annual general meeting, they may provide such CSDP or stockbroker with their voting instructions.

By order of the board

S Mngomezulu
Secretary

Sandton
10 December 2005

File No. 82-35039

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Barloworld Sells Us Leasing Book For R564 Million

5 Sep 2006

BAW
BAW
Barloworld Sells Us Leasing Book For R564 Million In R5 Billion Asset Review
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld or the Company")

BARLOWORLD SELLS US LEASING BOOK FOR R564 MILLION IN R5 BILLION ASSET REVIEW

Industrial brand management company Barloworld Limited has concluded an agreement to sell the materials handling equipment lease and loan portfolio held by its industrial distribution division in the United States at book value for R564 million to Hyster Capital, a joint venture between General Electric Capital Corporation and Nacco Materials Handling Group, Inc. (NACCO).

NACCO, based in Portland, Oregon manufactures the Hyster brand of lift trucks. Barloworld has been a Hyster dealer since 1929 and has a network of territories which includes eight states in the south-east US, the United Kingdom, Belgium, Holland and the whole of southern Africa. This network makes Barloworld the largest independent lift truck dealer in the world.

Announcing the sale of the US book today, Barloworld chief executive officer Tony Phillips said: "This is another move in our ongoing work to optimise our business and ensure that we unlock value where capital is tied up in unproductive assets. There are a number of other projects currently underway in this regard including the disposal of our steel tube division and a number of other disposals which we will announce in due course. Altogether we have almost R1.5 billion of net assets under the microscope. This number grows to approximately R5 billion if the associated leasing assets are stated at their gross value, before deducting interest bearing debt."

"Hyster Capital satisfied our prime consideration to provide a seamless service between us and our customers to continue what we considered to be a value added function" said Phillips. "We are negotiating with a partner in the UK to dispose of our UK book to achieve the same objectives. At R1.6 billion it is considerably bigger than the US book. We expect this deal be concluded by the end of this calendar year."

The leasing assets relating to the company"s long term contracts to provide materials handling solutions to the United Kingdom"s Ministry of Defence (MOD) will be retained. Barloworld manages over 6000 pieces of materials handing equipment on long term contracts for the MOD"s Defence Logistics Organisation. The equipment includes forklift trucks, tractors, trailers and cranes at more than 600 establishments worldwide.

Phillips added that the leasing books being sold did not generate sufficient returns and the stand alone financing business was not a strategic or core component of the industrial distribution division. "There are other people who are much better at running leasing books than we are and our approach for some time has been to partner with them rather than using our own balance sheet in this arena," he concluded.

In 2003 Barloworld sold its R900 million third party South African motor vehicle finance book to Wesbank, a division of FirstRand Bank Limited, followed by the sale of its R1.3 billion South African equipment finance book in 2004 to the same company.

05 September 2006
Sponsor: J.P.Morgan Equities Limited
Date: 05/09/2006 08:26:05 AM Produced by the JSE SENS Department

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File No. 82-35039

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

TO BE COLLECTED
Agent Code: BAW

Registration No. of company

1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -09- 27
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 28 August 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

File No. 82-35079

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
200 571 422	ORDINARY	R0.05	R10 028 571.10
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R10 778 571.10

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 10 778 571.10
Stated capital	R
Premium account	R 98 375 729.52
Total issued capital	R 109 154 300.62

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2006 -09- 27

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
23 334	ORDINARY	R0.05	R46.55	R1 087 364.40
	Total(s)		Total(s)	R1 087 364.40

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

File No. 82-35039

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
200 594 756	ORDINARY	R0.05	0.4958351315	99 461 927.22	R10 029 737.80
375 000	6% CUM PREF	R2.00			R750 000.00
Total				Total	R10 779 737.80

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 779 737.80

Stated capital R

Premium account R 99 461 927.22

Total issued capital R 110 241 665.02

Certified correct.

Date 26 SEP 2006 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

CM 1

(To be completed by company/Moet deur maatskappy ingevul word)

Acknowledgment of receipt of return of allotments, dated 28 August 2006

Date of receipt by Registrar of Companies

Name of Company BARLOWORLD LIMITED

TO BE COLLECTED
Agent Code: BAW

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2006 -09- 27

Date stamp of Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Postal Address P O BOX 782248

SANDTON

2146

Barloworld Limited *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	28-Aug-06	Thomson	CB	45.70	11,667	583.35		583.35	532,598.55	533,181.90
	28-Aug-06	Thomson	CB	47.50	11,667	583.35		583.35	553,599.15	554,182.50
Sub Total					23,334	1,166.70		1,166.70	1,086,197.70	1,087,364.40
Adj to share premium										0.00
Balance B/Fwd					200,571,422	10,028,571.10	750,000.00	10,778,571.10	98,375,729.52	109,154,300.62
TOTAL					**200,594,756**	**10,029,737.80**	**750,000.00**	**10,779,737.80**	**99,461,927.22**	**110,241,665.02**

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2006 -09- 27

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

File No: 82-35039

File No. 82-35039

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Barloworld Limited - Preference Dividend No. 141

29 Sep 2006

BAW BAWP
BAW
Barloworld Limited - Preference Dividend No. 141
Barloworld Limited
Registration number 1918/000095/06
JSE code: BAWP
ISIN: ZAE000026647
Preference Dividend No. 141
Notice is hereby given that preference dividend no. 141 at the rate of 6% per annum for the year ended 30 September 2006 (being 6 cents per share) has been declared to all preference shareholders.
The salient dates for the preference dividend are as follows:

Last day to trade preference shares "cum" dividend	Friday, 20 October 2006
Preference shares trade "ex" dividend	Monday, 23 October 2006
Record date	Friday, 27 October 2006
Payment date	Monday, 30 October 2006

Share certificates may not be dematerialised or rematerialised between Monday, 23 October 2006 and Friday, 27 October 2006, both days inclusive.
Sandton
29 September 2006
Sponsor: JPMorgan
Date: 29/09/2006 08:00:14 AM Produced by the JSE SENS Department

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Barloworld Limited - Appointment of director and c

2 Oct 2006

BAW BAWP
BAW

Barloworld Limited - Appointment of director and change in executive responsibilities

Barloworld Limited
Registration number 1918/000095/06
JSE code: BAWP
ISIN: ZAE000026647
("Barloworld" or the "Company")

Appointment of director and change in executive responsibilities

In terms of section 3.59 of the listings requirements of the JSE Limited, it is announced that Mr DG Wilson has been appointed as Executive Director of the company with effect from close of business on 29 September 2006. Mr Wilson will succeed Mr CB Thomson as finance Director of the Company on 1 december when Mr CB Thomson will assume the position of Chief Executive of Barloworld Equipment. The current Chief Executive of Barloworld Equipment, Mr LS Day will retire with effect from 1 December 2006.

Sandton
2 October 2006
Sponsor
JPMorgan

Date: 02/10/2006 04:44:30 PM Produced by the JSE SENS Department

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Barloworld - Trading Statement

4 Oct 2006

BAW
BAW
Barloworld - Trading Statement
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld or the Company")
Trading Statement
Favourable trading conditions in southern Africa have resulted in improved results from operations. In addition the group has benefited from positive fair value adjustments on forward cover contracts due to the weaker rand, an accounting gain arising largely from a change in accounting policy for defined benefit pension funds and the impact of the share buy back program on the weighted shares in issue for the year. During the past six months we have repurchased 10 145 835 Barloworld ordinary shares at an average price of R113.97. The total cost of the share buyback program was R1 156 million.
The overall affect of the above factors is an expected increase in headline earnings per share and earnings per share from continuing operations of 25% - 35% for the year ended 30 September 2006 over the comparable period last year.
The legal agreements for the sale of the steel tube division are in the final stages of completion but the transaction remains subject to Competition Tribunal approval. The division will be treated as a discontinued operation for the full year.
This financial information has not been reviewed or reported on by Barloworld"s auditors. Barloworld Limited expects to announce its results for the full year to September 2006 on 20 November 2006.
Sandton
04 October 2006
Sponsor
JP Morgan Equities Limited
Date: 04/10/2006 11:57:04 AM Produced by the JSE SENS Department

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CM 29 File No. 82-35059

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

COPY Lindsay M Reid

Registrasie No. van Maatskappy
Registration No. of Company

1918/000095/06

BARLOWORLD LIMITED
P O BOX 782248
SANDTON

2146

Opgawe van besonderhede soos op/
Return of Particulars as at 11 OCT 2006

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -10- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Verklaring / Statement

Ek, ______________________
(naam van direkteur of beampte)

verklaar dat die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, S. MNGOMEZULU
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed [signature]

Datum
Date: 11 OCT 2006

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WILSON
2. Volle voorname/Full forenames	DONALD GERT
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth (Jaar/Year, Maand/Month, Dag/Day)	5 7 0 2 2 4 5 0 5 3 0 8 3
5. (a) Datum van aanstelling/Date of appointment	29 September 2006
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
7. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2148
8. Posadres/Postal address	P O BOX 782248, SANDTON, 2146
9. Nasionaliteit/Nationality	SOUTH AFRICAN
(Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	CHARTERED ACCOUNTANT
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	New Appointment - 29 September 2006

Registration No. of company File No.

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06 82-35039

1.:	BAQWA
2.:	SELBY ALAN MASIBONGE
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 1 0 5 0 4 5 5 8 3 0 8 7
5.: (a)	21 January 2005
(b)	Director
6.:	1 CARMEL AVENUE NORTHCLIFF JOHANNESBURG 2195
7.:	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8.:	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	BLACKBEARD
2.:	PETER JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 7 0 5 1 1 5 0 9 1 0 8 3
5.: (a)	10 May 2004
(b)	Director
6.:	4 WOODLEA, HALE BROOK GREEN, ALTRINCHAM, CHESHIRE WA15 8WH UNITED KINGDOM
7.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
8.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
9.:	SOUTH AFRICAN
10.:	ENGINEER
11.:	Yes
12.:	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -10- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1.:	CLEWLOW
2.:	WARREN ALEXANDER MORTEN
3.:	
4.:	Jaar Maand Dag / Year Month Day 3 6 0 7 1 1 3 5 0 6 5 0 8 3
5.: (a)	12 November 1974
(b)	Director
6.:	186 BRYANSTON DRIVE BRYANSTON SANDTON
7.:	BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	COWARD
2.:	MICHAEL DOUGLAS
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 3 0 4 2 7 5 0 1 0 0 8 1
5.: (a)	21 August 1995
(b)	Director
6.:	3 SHORT STREET BRYANSTON 2021
7.:	16 QUALITY ROAD ISANDO 1601
8.:	P O BOX 263 ISANDO 1600
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	DAY
2.:	LESTER STUART
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 6 1 0 0 8 5 0 5 9 1 0 5
5.: (a)	1 October 1998
(b)	Director
6.:	33 VICTORIA STREET OAKLANDS JOHANNESBURG 2192
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	DIAMOND
2.:	BRANDON PETER
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 1 0 4 0 1 5 0 6 6 0 8 2
5.: (a)	19 November 2001
(b)	Director
6.:	11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 2031 RIVONIA 2128
9.:	SOUTH AFRICAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

Registration No. of company: 1918/000095/06

File No. 82-35039

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 / FOR KEY TO PARTICULARS, SEE PAGE 1

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -10- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

1.:	GOMERSALL
2.:	JOHN EDWARD
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 6 0 9 0 8 5 1 1 9 1 8 2
5.:(a)	17 October 1989
5.:(b)	Director
6.:	63 MOUNT STREET, BRYANSTON 2021
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

1.:	LAMPRECHT
2.:	ANDRE JACOBUS
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5 2 0 9 1 9 5 1 2 6 0 8 3
5.:(a)	15 December 1993
5.:(b)	Director
6.:	227 - 7TH STREET, CHARTWELL 2055
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	LAUBSCHER
2.:	MARTIN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	6 0 0 1 3 0 5 0 1 6 0 8 3
5.:(a)	9 May 2005
5.:(b)	Director
6.:	24 WALDORF DRIVE CENTURION RES.ESTATE & COUNTRY CLUB CENTURION
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 66511 HIGHVELD 1 0169
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	LEVETT
2.:	MICHAEL JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3 9 0 6 0 6 5 0 3 1 0 0 2
5.:(a)	15 November 1995
5.:(b)	Director
6.:	40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT
7.:	
8.:	
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - SA MUTUAL LIFE ASS
11.:	Yes
12.:	No Change

1.:	MKHABELA
2.:	SIBONGILE
3.:	MTHEMBU
4.: Jaar/Year, Maand/Month, Dag/Day	5 6 0 7 3 1 0 7 3 7 0 8 2
5.:(a)	27 January 2006
5.:(b)	Director
6.:	15 STANRICH AVENUE, CYRILDENE, 2198
7.:	NELSON MANDELA CHILDREN'S FUND, 27 EASTWOLD WAY, SAXONWOLD, 2196
8.:	P O BOX 797, HIGHLANDS NORTH, 2037
9.:	SOUTH AFRICAN
10.:	Chief Executive Officer -Nelson Mandela Children's Fund
11.:	Yes
12.:	No Change

1.:	NTSEBEZA
2.:	DUMISA BUHLE
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 9 1 0 3 1 5 1 2 1 0 8 3
5.:(a)	18 May 1999
5.:(b)	Director
6.:	2 SILVERDALE PINELANDS CAPE TOWN 7405
7.:	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.:	718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.:	SOUTH AFRICAN
10.:	JUDGE (Acting) - otherwise Practising Advocate
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

Registration No. of company: 1918/000095/06

File No. 82-35039

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -10- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

1.	PFEIFFER
2.	STEVEN BERNARD
3.	
4. (Jaar/Year, Maand/Month, Dag/Day)	4 7 0 1 1 9
5.(a)	27 August 2001
5.(b)	Director
6.	301 NORTH VIEW TERRACE, ALEXANDRIA VA USA 22301
7.	FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.	801 PENNSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.	AMERICAN (470119 - USA)
10.	ATTORNEY
11.	No
12.	No Change

1.	PHILLIPS
2.	ANTHONY JOHN
3.	
4. (Jaar/Year, Maand/Month, Dag/Day)	4 6 0 6 0 6 5 0 2 8 0 8 6
5.(a)	21 August 1995
5.(b)	Director
6.	15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7.	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.	P O BOX 782248, SANDTON 2146
9.	BRITISH
10.	Chief Executive Officer
11.	Yes
12.	No Change

1.	RODRIGUEZ DE CASTRO GARCIA DE LO
2.	GONZALO
3.	
4. (Jaar/Year, Maand/Month, Dag/Day)	4 2 0 7 2 7
5.(a)	30 January 2004
5.(b)	Director
6.	MARIA DE MOLINA N1 28006 MADRID SPAIN
7.	MARIA DE MOLINA N1 28006 MADRID SPAIN
8.	MARIA DE MOLINA N1 28006 MADRID SPAIN
9.	SPANISH (420727SPAIN)
10.	BUSINESSMAN
11.	No
12.	No Change

1.	SURGEY
2.	PETER MONTAGU
3.	
4. (Jaar/Year, Maand/Month, Dag/Day)	5 4 1 2 0 2 5 7 0 7 0 8 6
5.(a)	21 August 1995
5.(b)	Director
6.	58 BOUNDARY LANE SANDHURST 2196
7.	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.	P O BOX 782248 SANDTON 2146
9.	SOUTH AFRICAN
10.	DIRECTOR
11.	Yes
12.	No Change

1.	THERON
2.	EDWARD PHILCOX
3.	
4. (Jaar/Year, Maand/Month, Dag/Day)	4 1 0 4 1 7 5 0 1 6 0 0 1
5.(a)	1 May 1996
5.(b)	Director
6.	23 WESTCLIFF ROAD, HERMANUS 7200
7.	C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.	P O BOX 2158, HERMANUS 7200
9.	SOUTH AFRICAN
10.	DIRECTOR OF COMPANIES
11.	Yes
12.	No Change

1.	THOMSON
2.	CLIVE BRADNEY
3.	
4. (Jaar/Year, Maand/Month, Dag/Day)	6 6 0 5 3 1 5 0 1 5 0 8 1
5.(a)	1 April 2003
5.(b)	Director
6.	186 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.	P O BOX 782248 SANDTON 2146
9.	SOUTH AFRICAN
10.	CHARTERED ACCOUNTANT
11.	Yes
12.	No Change

Registration No of company File No.

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06 82-35039

1.:	TOMKINSON
2.:	ROBERT CHARLES
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 1 0 7 1 4
5.: (a)	19 November 2001
5.: (b)	Director
6.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9.:	BRITISH (1941.07.14)
10.:	DIRECTOR
11.:	No
12.:	No Change

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -10- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATI

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Registrasie No. van maatskappy
Registration No. of company

File No 82-35039

1918/000095/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Jaar Year / Maand Month / Dag Day
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -10- 12
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	18 October 1927
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 11 OCT 2006

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Posadres
Postal address P O BOX 782248 SANDTON
2146

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS

1918/000095/06

File No 82-35039

1. Van / Surname	MNGOMEZULU
2. Volle voorname/ Full Forenames	SIBANI
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 7 2 0 2 1 4 6 1 2 4 0 8 1
5. (a) Datum van aanstelling/Date of appointment	30 June 2005
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125
8. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
11. Beroep/Occupation	GROUP SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -10- 12 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

2006 -10- 17 File No. 82-35039

Form CM 15

Lindsay M Reid

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

TO BE COLLECTED
Agent Code: BAW

Registration No. of company: 1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 29 September 2006

2. Authorised capital of company:

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -10- 19
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

File No. 82-35039

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
Total		Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
200 594 756	ORDINARY	R0.05	R10 029 737.80
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R10 779 737.80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2006 -10- 19

2005 -10- 19

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 779 737.80

Stated capital R

Premium account R 99 461 927.22

Total issued capital R 110 241 665.02

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total		Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
120 801	ORDINARY	R0.05	R42.9261992864	R5 191 567.85
	Total(s)		Total(s)	R5 191 567.85

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

File No. 82-35039

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share		Stated capital
				2006-10-19
			Total(s)	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIO

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
200 715 557	ORDINARY	R0.05	0.5213086014	104 634 746.30	R10 035 777.85
				SEE ADJUSTMENT BELOW	R750 000.00
375 000	6% CUM PREF	R2.00			
	Total			Total	R10 785 777.85

Summary of issued capital prior to allotment:

Amount of issued paid-up capital **R** 10 785 777.85

Stated capital **R**

Premium account **R** 104 647 455.02 LESS 12 708.72 = 104 634 746.30

Total issued capital **R** R115 420 524.15

Certified correct.

Date 17 OCT 2006 Signature [signature]

~~Director~~/~~Manager~~/Secretary

S. MNGOMEZULU

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 29 September 2006

Name of Company BARLOWORLD LIMITED

ELA CHAMBERLAIN

Postal Address P O BOX 782248

SANDTON

2146

TO BE COLLECTED
Agent Code: BAW

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

F/le No. 82-35039

Barloworld Limited

Registrar of Companies - CM15

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	22-Sep-06	Gomersall	JE	47.50	11,000	550.00		550.00	521,950.00	522,500.00
	22-Sep-06	Gomersall	JE	45.70	20,000	1,000.00		1,000.00	913,000.00	914,000.00
	26-Sep-06	Phillips	AJ	45.70	13,334	666.70		666.70	608,697.10	609,363.80
	26-Sep-06	Gomersall	JE	45.70	10,000.00	500.00		500.00	456,500.00	457,000.00
	26-Sep-06	Day	LS	45.70	8,400.00	420.00		420.00	383,460.00	383,880.00
	26-Sep-06	Withey	GP	45.70	617.00	30.85		30.85	28,166.05	28,196.90
	26-Sep-06	Christe	ANR	45.70	2,500.00	125.00		125.00	114,125.00	114,250.00
	26-Sep-06	Graumann	BD	36.70	6,000.00	300.00		300.00	219,900.00	220,200.00
	27-Sep-06	De Klerk	BJ	45.70	4,167.00	208.35		208.35	190,223.55	190,431.90
	27-Sep-06	Smith	JDS	45.70	1,300.00	65.00		65.00	59,345.00	59,410.00
	27-Sep-06	Cloete	HE	36.70	1,700.00	85.00		85.00	62,305.00	62,390.00
	28-Sep-06	Arnold	VEC	45.70	700.00	35.00		35.00	31,955.00	31,990.00
	28-Sep-06	Nell	C	41.00	12,500.00	625.00		625.00	511,875.00	512,500.00
	29-Sep-06	Polykarpou	I	23.25	3,167.00	158.35		158.35	73,474.40	73,632.75
	29-Sep-06	Polykarpou	I	36.70	5,000.00	250.00		250.00	183,250.00	183,500.00
	29-Sep-06	Dougall	EA	45.70	2,500.00	125.00		125.00	114,125.00	114,250.00
	29-Sep-06	Van Wyk	J	41.00	5,000.00	250.00		250.00	204,750.00	205,000.00
	29-Sep-06	Van Wyk	J	23.25	3,750.00	187.50		187.50	87,000.00	87,187.50
	29-Sep-06	Van Wyk	J	45.70	7,500.00	375.00		375.00	342,375.00	342,750.00
	29-Sep-06	Van Wyk	J	47.50	1,666.00	83.30		83.30	79,051.70	79,135.00
Sub Total					120,801	6,040.05		6,040.05	5,185,527.80	5,191,567.85
Adj to share premium									-12,708.72	-12,708.72
Balance B/Fwd					200,594,756	10,029,737.80 ✓	750,000.00	10,779,737.80	99,461,927.22	110,241,665.02
TOTAL					**200,715,557**	**10,035,777.85**	**750,000.00**	**10,785,777.85**	**104,634,746.30**	**115,420,524.15**

File No. 82-35039

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Barloworld Limited - Sells R1.5 billion (GBP109 mi 17 Nov 2006

BAW BAWP
BAW

Barloworld Limited - Sells R1.5 billion (GBP109 million) UK leasing book
Barloworld Limited
Registration number 1918/000095/06
JSE code: BAWP
ISIN: ZAE000026647
("Barloworld" or the "Company")

Barloworld Sells R1.5 billion (GBP109 million) UK Leasing Book

Industrial brand management company Barloworld has concluded a deal to sell the materials handling equipment lease portfolio held by its industrial distribution division in the United Kingdom to GE Capital Solutions at book value of R1.5 billion (GBP109 million). The effective date is 1 November 2006.

Barloworld has been a Hyster dealer for 77 years and currently has a network of territories which includes eight states in the southeast US, the United Kingdom, Belgium, the Netherlands and the whole of Southern Africa. This network makes Barloworld the largest independent lift truck dealer in the world.

Announcing the sale of the UK book, Barloworld CEO Tony Phillips said: "This is the fulfilment of our goal to sell our finance businesses which did not give adequate returns for the group. This transaction follows the sale of the bulk of our US portfolio in September this year, to GE Capital Solutions for R546 million (GBP40 million). When that deal was announced we said we expected to complete the sale of the UK book by the end of the calendar year and I am pleased to announce that this has been achieved ahead of schedule. This is a credit to Brandon Diamond, CEO of our industrial distribution team, and to his colleagues."

Through the deal, GE Capital Solutions will purchase 8,600 contracts from Barloworld. Other UK leasing assets with a book value of approximately R700 million (GBP51 million) will be retained. These relate primarily to the company"s long term contracts to provide materials handling solutions to the UK"s Ministry of Defence logistics operation where Barloworld manages over 6,000 pieces of materials handling equipment. The leases relating to these contracts are not assignable in terms of the agreements. The equipment includes forklift trucks, tractors, trailers and cranes at more than 600 establishments worldwide.

"This is all about optimising our business and ensuring that we unlock value where capital is tied up in underproducing assets. There are specialised institutions that are better able to generate the required returns from leasing books than we are, and our approach for some time has been to partner with them rather than using our own balance sheet. GE Capital Solutions is a major player in this arena and we are confident they will provide a seamless service between us and our customers as part of our overall value added offering in the materials handling markets in the United Kingdom, Belgium and the Netherlands," Phillips concluded.

In 2003 Barloworld sold its R900 million third party South African motor vehicle finance book to Wesbank, followed by the sale in 2004 of its R1.3 billion South African equipment finance book to the same company.

For more information contact the Barloworld Head of Investor Relations:
Rowan Goeller:
Phone No: +27 11 445 1300
Email rowang@barloworld.com

Sandton
17 November 2006
Sponsor: J.P.Morgan Equities Limited

Date: 17/11/2006 09:18:05 AM Produced by the JSE SENS Department

File No.
82-35039

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TO BE COLLECTED

Agent Code: BAW

Form CM 15

File No. 82-35039

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

1918/000095/06

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 28 November 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
	Total	Total	R16 000 000.00

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -11- 30 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -11- 30 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

File No. 82-35039

No par value			
Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value			
Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
200 715 557	ORDINARY	R0.05	R10 035 777.85
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R10 785 777.85

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R	10 785 777.85
Stated capital	R	
Premium account	R	104 634 746.30
Total issued capital	R	115 420 524.15

5. Shares comprising this allotment:

No par value			
Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value				
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
24 168	ORDINARY	R0.05	R45.091410129	R1 090 977.60
	Total(s)		Total(s)	R1 090 977.60

6. (a) Shares allotted otherwise than for cash:

No par value			
Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value				
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

File No.: 82-35039

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
200 739 725	ORDINARY	R0.05	0.52667460563	105 724 515.50	R10 036 986.25
375 000	6% CUM PREF	R2.00			R750 000.00
	Total			**Total**	R10 786 986 25

Summary of issued capital prior to allotment:

Amount of issued paid-up capital **R** 10 876 986 25 (7)

Stated capital **R**

Premium account **R** 105 724 515.50

Total issued capital **R** 116 511 501.75

Certified correct.

Date 2006 -11- 30

Signature [signature]

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 28 November 2006

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

TO BE COLLECTED

Agent Code: BAW

2006 -11- 30

REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

File No. 82-35039

Barloworld Limited   *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	08-Nov-06	Venter	BH	36.70	2,000	100.00		100.00	73,300.00	73,40
	21-Nov-06	Schreuder	DJ	45.70	5,000	250.00		250.00	228,250.00	228,50
	21-Nov-06	Schreuder	DJ	47.50	2,500	125.00		125.00	118,625.00	118,75
	22-Nov-06	Smith	AP	45.70	12,500.00	625.00		625.00	570,625.00	571,25
	22-Nov-06	Smith	RA	45.70	1,668.00	83.40		83.40	76,144.20	76,22
	28-Nov-06	Gaylard	JM	45.70	500.00	25.00		25.00	22,825.00	22,85
Sub Total					24,168	1,208.40		1,208.40	1,089,769.20	1,090,9
Adj to share premium										
Balance B/Fwd					200,715,557	10,035,777.85	750,000.00	10,785,777.85	104,634,746.30	115,420,5
TOTAL					**200,739,725**	**10,036,986.25**	**750,000.00**	**10,786,986.25**	**105,724,515.50**	**116,511,50**

File No. 82-35039

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Barloworld Limited - Sells Steel Tube Division 1 Dec 2006

BAW
BAW
Barloworld Limited - Sells Steel Tube Division
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld" or "the Company")

BARLOWORLD SELLS STEEL TUBE DIVISION TO A CONSORTIUM INCLUDING MANAGEMENT AND BLACK ECONOMIC EMPOWERMENT PARTNERS FOR A CASH CONSIDERATION OF APPROXIMATELY R480 MILLION

INTRODUCTION AND RATIONALE

Industrial brand management company Barloworld Limited has finalised the details of the sale of its steel tube division to a consortium representing the division"s existing management, staff, a black economic empowerment grouping and private equity interests ("the Transaction").

Wholly-owned Barloworld subsidiary Barloworld Robor (Proprietary) Limited ("Barloworld Robor") will sell its underlying assets and businesses to Robor (Proprietary) Limited ("Robor"). The shareholders in Robor are the current management of the steel tube division, led by Barloworld Robor"s CEO Mike Coward (44%), a black economic empowerment company RBR Investments (Proprietary) (18%) whose shareholders include Yard Capital (Proprietary) Limited led by Leslie Maasdorp, RBR Staff Investments Holdings (Proprietary) Limited which represents senior black managers and staff of Robor (10%), and private equity business RMB Ventures (Proprietary) Limited (28%).

Barloworld"s Chief Executive Officer, Tony Phillips, said: "This is an extremely satisfactory conclusion to the strategy of exiting the steel tube division which we announced in May this year. The decision to exit the business was made as part of our strategy to create sustainable value by focusing on a core group of market leading businesses. Once again we have been able to create a significant empowerment transaction while at the same time unlocking value for our shareholders."

THE CONSIDERATION

The total cash consideration is estimated to be approximately R480 million" which is equivalent to the net asset value of Barloworld"s steel tube division, and will be finalised upon the determination of the quantum of certain liabilities of Barloworld Robor at the date of closing of the Transaction.

Barloworld will facilitate the Transaction by making interest-bearing loans to Robor through its wholly-owned subsidiary Barloworld Capital (Proprietary) Limited. The loans comprise a loan of approximately R125 million secured by properties and repayable over ten years and a loan of approximately R43 million repayable mainly from the proceeds of the sale of certain identified assets.

The proceeds of the Transaction will be used by Barloworld for its general corporate purposes.

CONDITIONS PRECEDENT

The Transaction was subject to the fulfilment of a number of conditions precedent, including Competition Tribunal approval. All conditions precedent have been met.

FINANCIAL EFFECTS

The effect of the Transaction on the earnings and net assets of the Company is not significant as defined in the Listings Requirements of the JSE ("JSE") ("the Listings Requirements").

RELATED PARTY TRANSACTION

As the ownership of Robor includes existing management and directors of Barloworld Robor, the Transaction is a related party transaction as defined in the Listings Requirements. Since the consideration in respect of the

File No. 82-35039

Transaction is greater than 0.25% and less than 5% of Barloworld"s market capitalisation, the Transaction is defined as a small related party transaction in terms of the Listings Requirements. Accordingly, the opinion of an independent professional expert acceptable to the JSE is required to be obtained.

OPINION OF INDEPENDENT EXPERT

PricewaterhouseCoopers Corporate Finance (Proprietary) Limited was appointed to advise the board of directors of Barloworld on whether the terms and conditions of the Transaction are fair and reasonable to Barloworld shareholders. The report, a copy of which has been submitted to the JSE and which may be inspected at Barloworld"s offices at 180 Katherine Street, Sandton, until 5 January 2007, states that the terms and conditions of the Transaction are fair and reasonable Barloworld shareholders.

FURTHER INFORMATION

For further information contact Mark Drewell, Head of Corporate Communications at Barloworld:
phone +27 11 445 1204,
email mdrewell@barloworld.com

Sandton
1 December 2006

Investment bank
Standard Bank

Attorneys
Bowman Gilfillan Incorporated

Independent expert
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited

Sponsor
JP Morgan Equities Limited

Date: 01/12/2006 03:38:04 PM Produced by the JSE SENS Department

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File No. 82-35039

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Barloworld Limited - Resignation of Director

5 Dec 2006

BAW BAWP
BAW
Barloworld Limited - Resignation of Director
Barloworld Limited
Registration number 1918/000095/06
JSE code: BAWP
ISIN: ZAE000026647
("Barloworld" or the "Company")
Resignation of Director

IN TERMS OF SECTION 3.59 OF THE LISTINGS REQUIREMENTS OF THE JSE LIMITED, IT IS ANNOUNCED THAT FOLLOWING THE SALE OF THE STEEL TUBE DIVISION, MR MIKE COWARD HAS RESIGNED FROM THE BOARD WITH EFFECT FROM 4 DECEMBER 2006.

Sandton
5 December 2006
Sponsor
J.P.Morgan Equities Limited

Date: 05/12/2006 04:56:03 PM Produced by the JSE SENS Department

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File No.
82-35039

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

BARLOWORLD LIMITED
P O BOX 782248
SANDTON

2146

Registrasie No. van Maatskappy
Registration No. of Company

1918/000095/06

Opgawe van besonderhede soos op/
Return of Particulars as at ____________________

Verklaring / Statement

Ek, ____________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, ELEANOR CHAMBERLAIN
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed ____________________

Datum:
Date. ____________________

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	COWARD
2. Volle voorname/Full forenames	MICHAEL DOUGLAS
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 5 3 0 4 2 7 5 0 1 0 0 8 1
5. (a) Datum van aanstelling/Date of appointment	1 January 9999
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	3 SHORT STREET BRYANSTON 2021
7. Besigheidadres/Business address	16 QUALITY ROAD ISANDO 1601
8. Posadres/Postal address	P O BOX 263 ISANDO 1600
9. Nasionaliteit/Nationality	SOUTH AFRICAN
(Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	MANAGING DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	Resigned - 4 December 2006

File No.
82-35039

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	DAY
2.:	LESTER STUART
3.:	
4.: Jaar Maand Dag / Year Month Day	4610085059105
5.: (a)	1 January 9999
(b)	Director
6.:	33 VICTORIA STREET OAKLANDS JOHANNESBURG 2192
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	Resigned - 30 November 2006

1.:	BAQWA
2.:	SELBY ALAN MASIBONGE
3.:	
4.: Jaar Maand Dag / Year Month Day	5105045583087
5.: (a)	21 January 2005
(b)	Director
6.:	1 CARMEL AVENUE NORTHCLIFF JOHANNESBURG 2195
7.:	BLOCK A NEDCOR SANDTON 135 RIVONIA ROAD SANDOWN 2196
8.:	POSTNET 492 PRIVATE BAG 4 MENLO PARK 0102
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
12.:	No Change

1.:	BLACKBEARD
2.:	PETER JOHN
3.:	
4.: Jaar Maand Dag / Year Month Day	5705115091083
5.: (a)	10 May 2004
(b)	Director
6.:	4 WOODLEA, HALE BROOK GREEN, ALTRINCHAM, CHESHIRE WA15 8WH UNITED KINGDOM
7.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
8.:	BARLOWORLD SCIENTIFIC TILLING DRIVE STONE STAFFORDSHIRE ST15 0SA
9.:	SOUTH AFRICAN
10.:	ENGINEER
11.:	Yes
12.:	No Change

1.:	CLEWLOW
2.:	WARREN ALEXANDER MORTEN
3.:	
4.: Jaar Maand Dag / Year Month Day	3607135065083
5.: (a)	12 November 1974
(b)	Director
6.:	186 BRYANSTON DRIVE BRYANSTON SANDTON
7.:	BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	DIAMOND
2.:	BRANDON PETER
3.:	
4.: Jaar Maand Dag / Year Month Day	5104015066082
5.: (a)	19 November 2001
(b)	Director
6.:	11 RIVERCLUB ESTATES COLERAINE ROAD RIVERCLUB SANDTON 2148
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 2031 RIVONIA 2128
9.:	SOUTH AFRICAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	GOMERSALL
2.:	JOHN EDWARD
3.:	
4.: Jaar Maand Dag / Year Month Day	4609085119182
5.: (a)	17 October 1989
(b)	Director
6.:	63 MOUNT STREET, BRYANSTON 2021
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

File No.
82-35039

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	LAMPRECHT
2.:	ANDRE JACOBUS
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5 2 0 9 1 9 5 1 2 6 0 8 3
5.:(a)	15 December 1993
5.:(b)	Director
6.:	227 - 7TH STREET, CHARTWELL 2055
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
	No Change

1.:	LAUBSCHER
2.:	MARTIN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	6 0 0 1 3 0 5 0 1 6 0 8 3
5.:(a)	9 May 2005
5.:(b)	Director
6.:	24 WALDORF DRIVE CENTURION RES.ESTATE & COUNTRY CLUB CENTURION
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 66511 HIGHVELD 1 0169
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	LEVETT
2.:	MICHAEL JOHN
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	3 9 0 6 0 6 5 0 3 1 0 0 2
5.:(a)	15 November 1995
5.:(b)	Director
6.:	40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT
7.:	
8.:	
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - SA MUTUAL LIFE ASS
11.:	Yes
	No Change

1.:	MKHABELA
2.:	SIBONGILE
3.:	MTHEMBU
4.: Jaar/Year, Maand/Month, Dag/Day	5 6 0 7 3 1 0 7 3 7 0 8 2
5.:(a)	27 January 2006
5.:(b)	Director
6.:	15 STANRICH AVENUE, CYRILDENE, 2198
7.:	NELSON MANDELA CHILDREN'S FUND, 27 EASTWOLD WAY, SAXONWOLD, 2196
8.:	P O BOX 797, HIGHLANDS NORTH, 2037
9.:	SOUTH AFRICAN
10.:	Chief Executive Officer -Nelson Mandela Children's Fund
11.:	Yes
12.:	No Change

1.:	NTSEBEZA
2.:	DUMISA BUHLE
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 9 1 0 3 1 5 1 2 1 0 8 3
5.:(a)	18 May 1999
5.:(b)	Director
6.:	2 SILVERDALE PINELANDS CAPE TOWN 7405
7.:	718 HUGUENOT CHAMBERS 7TH FLOOR 40 QUEEN VICTORIA STREET CAPE TOWN 8001
8.:	718 HUGUENOT CHAMBERS 40 QUEEN VICTORIA STREET CAPE TOWN 8001
9.:	SOUTH AFRICAN
10.:	JUDGE (Acting) - otherwise Practising Advocate
11.:	Yes
12.:	No Change

1.:	PFEIFFER
2.:	STEVEN BERNARD
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 7 0 1 1 9
5.:(a)	27 August 2001
5.:(b)	Director
6.:	301 NORTH VIEW TERRACE ALEXANDRIA VA USA 22301
7.:	FULBRIGHT & JAWORSKI LLP 801 PENNSYLVANIA AVE NW WASHINGTON DC USA 20004
8.:	801 PENNYSYLVANIA AVE NW WASHINGTON DC 20004-2615 USA
9.:	AMERICAN (470119 - USA)
10.:	ATTORNEY
11.:	No
12.:	No Change

File No.
82-35039

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	PHILLIPS
2.:	ANTHONY JOHN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4606065028086
5.: (a)	21 August 1995
5.: (b)	Director
6.:	15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	BRITISH
10.:	Chief Executive Officer
11.:	Yes
:	No Change

1.:	RODRIGUEZ DE CASTRO GARCIA DE LO
2.:	GONZALO
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 420727
5.: (a)	30 January 2004
5.: (b)	Director
6.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
7.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
8.:	MARIA DE MOLINA N1 28006 MADRID SPAIN
9.:	SPANISH (420727SPAIN)
10.:	BUSINESSMAN
11.:	No
12.:	No Change

1.:	SURGEY
2.:	PETER MONTAGU
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5412025707086
5.: (a)	21 August 1995
5.: (b)	Director
6.:	58 BOUNDARY LANE SANDHURST 2196
7.:	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR
11.:	Yes
	No Change

1.:	THERON
2.:	EDWARD PHILCOX
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4104175016001
5.: (a)	1 May 1996
5.: (b)	Director
6.:	23 WESTCLIFF ROAD, HERMANUS 7200
7.:	C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.:	P O BOX 2158, HERMANUS 7200
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	THOMSON
2.:	CLIVE BRADNEY
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6605315015081
5.: (a)	1 April 2003
5.: (b)	Director
6.:	186 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12	No Change

1.:	TOMKINSON
2.:	ROBERT CHARLES
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 410714
5.: (a)	19 November 2001
5.: (b)	Director
6.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
7.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
8.:	HOME FARM WAPPENHAM TOWCESTER NN12 8SJ ENGLAND
9.:	BRITISH (1941.07.14)
10.:	DIRECTOR
11.:	No
12.:	No Change

File No. 82-35039

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	WILSON
2.:	DONALD GERT
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	5702245053083
5.: (a)	29 September 2006
5.: (b)	Director
6.:	50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2146
8.	P O BOX 782248, SANDTON, 2146
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
.:	No Change

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1:	
2:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.	
11	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

File No.
82-35039

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1918/000095/06

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	18 October 1927
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated__________

Naam van maatskappy
Name of company BARLOWORLD LIMITED

Posadres
Postal address P O BOX 782248 SANDTON
2146

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

File No. 82-35039

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS

Registration No. of company: 1918/000095/06

1. Van / Surname	MNGOMEZULU
2. Volle voorname/ Full Forenames	SIBANI
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 7 2 0 2 1 1 4 6 1 1 2 4 0 8 1
5. (a) Datum van aanstelling/Date of appointment	30 June 2005
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	NO. 45 FORESTDALE AMADINA ROAD DOUGLASDALE 2125
8. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	SOUTH AFRICAN
Beroep/Occupation	GROUP SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

File NO. 82-35039

CIPRO COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

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Submission Receipt

This is to certify that we have recieved your electronic submission of the CM29 do 10:06:51 AM . Your electronic lodgement has been referenced as # 42

Enterprise Details

Description:	Contents of Register of Directors, Audit
Registration Number of Company:	1918/000095/06
Name of Company:	BARLOWORLD

Director/Officer

Surname	COWARD
Full forenames	MICHAEL DOUGLAS
ID/Passport Number	5304275010081 Birth Date 2
Nationality	SOUTH AFRICA RSA Resident ☐
Date of Appointment	21 AUGUST 1995
Occupation	MANAGING DIRECTOR
Designation	DIRECTOR

Residential Address
3 SHORT STREET
BRYANSTON
2021

Business Address
16 QUALITY STREET
ISANDO
1600

Postal Address
P O BOX 263
ISANDO
1600

Nature of Change
DIRECTOR RESIGNED - 04/12/2

Status Change	RESIGNED

Director/Officer

Surname	DAY
Full forenames	LESTER STUART
ID/Passport Number	4610085059105 Birth Date 0
Nationality	UNITED KINGDOM RSA Resident
Date of Appointment	01 OCTOBER 1998
Occupation	MANAGING DIRECTOR

File No. 82-35039

Designation	DIRECTOR
Residential Address 33 VICTORIA STREET OAKLANDS 2192	**Business Address** BARLOWWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
Postal Address P O BOX 782248 SANDTON 2146	**Nature of Change** DIRECTOR RESIGNED 30/11/20
Status Change	RESIGNED

Applicant Details

Name:	BARLOWORLD LIMITED
Applicant Address:	PO BOX 782248 SANDTON 2146
Comment or Request:	
Signature:	

Click here for a printable version of this receipt

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TO BE COLLECTED

Agent Code: BAW

File No. 82-35039

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company: 1918/000095/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006-12-21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Name of company: BARLOWORLD LIMITED

1. Date of allotment of shares: 8 December 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREF	R2.00	R1 000 000.00
Total		Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total		Total	

File NO. 82-35039

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
200 739 725	ORDINARY	R0.05	R10 036 986.25
375 000	6% CUM PREF	R2.00	R750 000.00
Total		Total	R10 786 986.25

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 786 986.25

Stated capital R

Premium account R 105 724 515.50

Total issued capital R 116 511 501.75

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
12 500	ORDINARY	R0.05	R45.65	R571 250.00
	Total(s)		Total(s)	R571 250.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

File No. 82-35039

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
200 752 225	ORDINARY	R0.05	0.52948424606	106 295 140.50	R10 037 611.25
375 000	6% CUM PREF	R2.00			R750 000.00
	Total			Total	R10 787 611.25

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -12- 2 1
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R

Premium account R 106 295 140.50

Total issued capital R 117 082 751.75

2006 -12- 1 8

Certified correct.

Date

Signature

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 8 December 2006

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Barloworld Limited   *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	04-Dec-05	Thomson	CB	45.70	5,833	291.65		291.65	266,276.45	266,568.10
	08-Dec-06	Laubscher	M	45.70	6,667	333.35		333.35	304,348.55	304,681.90
Sub Total					12,500	625.00		625.00	570,625.00	571,250.00
Adj to share premium										0.00
Balance B/Fwd					200,739,725	10,036,986.25	750,000.00	10,786,986.25	105,724,515.50	116,511,501.75
TOTAL					200,752,225	10,037,611.25	750,000.00	10,787,611.25	106,295,140.50	117,082,751.75

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -12- 21
EGISTRAR OF COMPANIES
) OF CLOSE CORPORATION

File No. 82-35039

File No. 82-35039

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BAW - Barloworld - No change statement and notice

18 Dec 2006

BAW BAWP
BAW
BAW - Barloworld - No change statement and notice of annual general meeting
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
("Barloworld" or "the company")
NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING
AUDITED RESULTS
Shareholders are advised that the company`s 2006 Annual Report containing the annual financial statements for the year ended 30 September 2006 was posted to shareholders today, Monday, 18 December 2006 and contains no modifications to the audited results which were published on 20 November 2006. The annual financial statements were audited by Deloitte & Touche and their report is available for inspection at the company`s registered office.
NOTICE OF ANNUAL GENERAL MEETING
The ninetieth annual general meeting of Barloworld will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 25 January 2007 at 12:00 for the purpose of conducting the business as stated in the Notice of Annual General Meeting forming part of the 2006 Annual Report.
Sandton
18 December 2006
Sponsor
JP Morgan Equities Limited
Date: 18/12/2006 11:50:01 Produced by the JSE SENS Department.

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File No. 82-35039

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BAW/ PPC - Barloworld/ PPC - Actions following com 18 Dec 2006

BAW PPC
BAW PPC
BAW/ PPC - Barloworld/ PPC - Actions following completion of strategic review
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX Code: BWL
ISIN code: ZAE000026639
("Barloworld")
Pretoria Portland Cement Company Limited
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
("PPC" or "the company")
JSE code: PPC
ISIN code: ZAE000005559

Joint announcement by Barloworld Limited and Pretoria Portland Cement Company Limited ("PPC"): Actions following completion of strategic review

In the 2006 Barloworld annual report released today, Warren Clewlow, Chairman of Barloworld, said that the Board has conducted a comprehensive review of both the structure and strategic direction of the Group during the past year.

To that end, Barloworld and PPC announce the following strategic actions and management changes:

Unlocking Barloworld shareholder value

Subject to shareholder and regulatory approval and other consents that might be necessary, PPC will be unbundled from Barloworld during 2007. This will further improve the focus of the Group and will unlock value for Barloworld shareholders in the near term. It will also greatly enhance tradability and free-float of PPC shares.

Addressing areas of underperformance at Barloworld

The underperformance of certain businesses has been receiving priority attention during 2006. Action by management has already been taken in this regard as evidenced by the sales of the Steel Tube Division and the UK and US leasing books of Barloworld Industrial Distribution.

To improve returns further, Barloworld is currently undertaking other disposals including part of Coatings Australia and the Scientific Division. The restricted tender process to dispose of Melles Griot is at an advanced stage and completion of the deal is expected in the next few months. Several options are being considered for the Laboratory business and the chosen option will be implemented in 2007.

Proceeds from the disposal of assets will be returned to shareholders. R1 billion emanating mainly from the recent disposals will be returned to shareholders in an optimal manner by the end of March 2007. This will be in addition to the Barloworld dividend of approximately R900 million for the year ended 30 September 2006. The capital structure will be reviewed on an ongoing basis. At all times the capital structure of the Group should take into consideration the requirements of, and commitments to, its franchise principals.

Future leadership

At Barloworld, Tony Phillips, who has been with the Group for 39 years and CEO for the last eight years, has decided that this is an opportune time to step down from his position as CEO. Clive Thomson, currently CEO of Barloworld Equipment and former Finance Director of the Group, succeeds Tony Phillips as CEO of Barloworld. He will retain his current direct responsibilities for the Equipment Division. The operating divisions reporting to the CEO will be run by Andre Lamprecht (Coatings), Martin Laubscher (Motor), John Blackbeard (Scientific) and Brandon Diamond (Industrial Distribution). Peter Surgey will be responsible for Corporate Office and Group Administration. Don Wilson, who was recently appointed Finance Director, will continue in that role.

At PPC, John Gomersall will continue as CEO. Following his decision to stand down as CEO of Barloworld, Tony Phillips will also relinquish his position as Chairman of PPC after the PPC Annual General Meeting to be held on 23rd January

File No. 82-35039

2007. It is the PPC Board`s intention to appoint a black chairman thereafter.
BEE and transformation
Good progress has been made on Black Economic Empowerment and transformation at Barloworld and PPC. Both companies are expected to finalise meaningful BEE equity ownership transactions in the near future.
Barloworld intends concluding a BEE equity transaction involving a number of stakeholders including Ayavuna Women`s Investments (Proprietary) Limited led by Hixonia Nyasulu. It will also include current and future staff and management, black non executive directors and an educational trust. Further details of the Barloworld transaction will be announced early next year.
PPC is well advanced with its own significant BEE transaction. This will meet the requirements of the Mining Charter and will involve lead investors, current and future staff and management, black non executive directors, construction industry associations and community and educational trusts. Further details will be announced by PPC early next year.
Both of these transactions reflect the firm intentions of Barloworld and PPC, in accordance with government guidelines, to achieve genuine broad based empowerment and senior black management participation.
Board composition and structure
Two new non executive directors have been invited to join the Barloworld Board in February 2007, namely Hixonia Nyasulu and Trevor Munday. Ms. Nyasulu will assist in the transformation programme and Mr. Munday will assist in the disposal programme and provide independent input to the management of the motor and coatings divisions. Warren Clewlow advised that he intends to retire as Chairman during 2007 but will oversee the implementation of the Barloworld BEE transaction and PPC unbundling.
Future direction
Barloworld is being positioned for the future as a more focused Group comprising market leading businesses. The Barloworld Board will continue to review the Group structure and further unbundlings or disposals will follow in the future.
Warren Clewlow, on behalf of the Barloworld Board, thanked Tony Phillips for his loyal and valuable service to Barloworld and PPC over many years.
A further update on the progress on these initiatives will be made at the Annual General Meeting of Barloworld on 25 January 2007.
Enquiries:
Nicholas Williams, College Hill
011 447 3030; 083 607 0761
18 December 2006
Sponsor: JPMorgan
Date: 18/12/2006 12:05:06 Produced by the JSE SENS Department.

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Form CM 15 File No 82-35039

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

1918/000095/06

COPY

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 05 JANUARY 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
300 000 000	ORDINARY	R0.05	R15 000 000.00
500 000	6% CUM PREFS	R2.00	R 1 000 000.00
	Total	Total	R16 000 000.00

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
	Total	Total	

File No. 82-35079

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
Total			Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
200 752 225	ORDINARY	R0.05	R10 037 611.25
375 000	6% CUM PREFS	R2.00	R 750 000.00
Total		Total	R10 787 611.25

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10 787 611.25

Stated capital R

Premium account R 106 295 140.40

Total issued capital R 117 082 751.75

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total		Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
1 820 783	ORDINARY	R0.05	R43.37	R79 064 481.30
	Total(s)		Total(s)	R79 064 481.30

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

File No. 82-35039

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -01- 11
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Summary of issued capital as at the date of this Return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
573 008	ORDINARY	R0.05	R0.9145768455	185 268 582.65	R10 128 650.40
375 000	6% CUM PREFS	R2.00			R 750 000.00
	Total		**Total**		R10 878 650.40

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ **R** 10 878 650.40

Stated capital ______ **R**

Premium account ______ **R** 185 268 582.65

Total issued capital ______ **R** 196 147 233.05

Certified correct.

Date 2007 -01- -9 Signature ______

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 05 JANUARY 2007

Name of Company BARLOWORLD LIMITED

Postal Address P O BOX 782248

SANDTON

2148

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Barloworld Limited *Registrar of Companies - CM15*

OPEX NO	DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
	15-Dec-06	Pretorius	FJ	47.50	1,666	83.30		83.30	79,051.70	79,135.00
	18-Dec-06	Geldenhuys	JA	47.50	500	25.00		25.00	23,725.00	23,750.00
	18-Dec-06	Dent	RH	41.00	12,000	600.00		600.00	491,400.00	492,000.00
	18-Dec-06	Dent	RH	45.70	9,000	450.00		450.00	410,850.00	411,300.00
	18-Dec-06	Dent	RH	36.70	8,000	400.00		400.00	293,200.00	293,600.00
	18-Dec-06	Dent	RH	23.25	6,000	300.00		300.00	139,200.00	139,500.00
	18-Dec-06	Dent	RH	47.65	20,000	1,000.00		1,000.00	952,000.00	953,000.00
	18-Dec-06	Dent	RH	47.50	2,500	125.00		125.00	118,625.00	118,750.00
	18-Dec-06	Surgey	PM	36.70	10,000	500.00		500.00	366,500.00	367,000.00
	18-Dec-06	Surgey	PM	45.70	25,000	1,250.00		1,250.00	1,141,250.00	1,142,500.00
	18-Dec-06	Lange	BM	45.70	7,500	375.00		375.00	342,375.00	342,750.00
	18-Dec-06	Lange	BM	47.50	1,500	75.00		75.00	71,175.00	71,250.00
	18-Dec-06	Blackbeard	PJ	23.25	15,000	750.00		750.00	348,000.00	348,750.00
	18-Dec-06	Blackbeard	PJ	36.70	25,000	1,250.00		1,250.00	916,250.00	917,500.00
	18-Dec-06	Blackbeard	PJ	45.70	20,000	1,000.00		1,000.00	913,000.00	914,000.00
	20-Dec-06	Maharaj	R	47.50	1,000	50.00		50.00	47,450.00	47,500.00
	20-Dec-06	Maharaj	R	45.70	1,667	83.35		83.35	76,098.55	76,181.90
	20-Dec-06	Visser	MAJ	45.70	6,000	300.00		300.00	273,900.00	274,200.00
	20-Dec-06	Visser	MAJ	47.50	1,500	75.00		75.00	71,175.00	71,250.00
	21-Dec-06	Utting	IW	47.50	1,000	50.00		50.00	47,450.00	47,500.00
	21-Dec-06	Utting	IW	45.70	1,000	50.00		50.00	45,650.00	45,700.00
	03-Jan-07	Whitaker	CW	45.70	5,000	250.00		250.00	228,250.00	228,500.00
	04-Jan-07	Patterson	PJ	23.25	1,000	50.00		50.00	23,200.00	23,250.00
	04-Jan-07	Davies	NA	45.70	1,500	75.00		75.00	68,475.00	68,550.00
	04-Jan-07	Carter	AJT	45.70	3,334	166.70		166.70	152,197.10	152,363.80
	04-Jan-07	Schnuir	ND	23.25	4,250	212.50		212.50	98,600.00	98,812.50
	04-Jan-07	Schnuir	ND	36.70	4,000	200.00		200.00	146,600.00	146,800.00
	04-Jan-07	Schnuir	ND	45.70	5,000	250.00		250.00	228,250.00	228,500.00
	04-Jan-07	Schnuir	ND	47.50	1,600	80.00		80.00	75,920.00	76,000.00
	05-Jan-07	Knight	GA	36.70	4,000	200.00		200.00	146,600.00	146,800.00
	05-Jan-07	Knight	GA	45.70	4,000	200.00		200.00	182,600.00	182,800.00
	05-Jan-07	Knight	GA	47.50	1,000	50.00		50.00	47,450.00	47,500.00
	05-Jan-07	Graumann	BD	41.00	10,000	500.00		500.00	409,500.00	410,000.00
	05-Jan-07	Deutsche Bank		47.50	190,439	9,521.95		9,521.95	9,036,330.55	9,045,852.50
	05-Jan-07	Deutsche Bank		58.20	5,332	266.60		266.60	310,055.80	310,322.40
	05-Jan-07	Deutsche Bank		45.70	499,862	24,993.10		24,993.10	22,818,700.30	22,843,693.40
	05-Jan-07	Deutsche Bank		36.70	172,217	8,610.85		8,610.85	6,311,753.05	6,320,363.90
	05-Jan-07	Deutsche Bank		44.15	20,000	1,000.00		1,000.00	882,000.00	883,000.00
	05-Jan-07	Deutsche Bank		23.25	33,335	1,666.75		1,666.75	773,372.00	775,038.75
	05-Jan-07	Deutsche Bank		41.00	83,136	4,156.80		4,156.80	3,404,419.20	3,408,576.00
	05-Jan-07	Deutsche Bank		47.65	29,500	1,475.00		1,475.00	1,404,200.00	1,405,675.00
	05-Jan-07	Standard bank		47.65	62,800	3,140.00		3,140.00	2,989,280.00	2,992,420.00
	05-Jan-07	Standard bank		41.00	26,084	1,304.20		1,304.20	1,068,139.80	1,069,444.00
	05-Jan-07	Standard bank		23.25	17,083	854.15		854.15	396,325.60	397,179.75
	05-Jan-07	Standard bank		36.70	57,834	2,891.70		2,891.70	2,119,616.10	2,122,507.80
	05-Jan-07	Standard bank		45.70	345,653	17,282.65		17,282.65	15,779,059.45	15,796,342.10
	05-Jan-07	Standard bank		47.50	56,991	2,849.55		2,849.55	2,704,222.95	2,707,072.50
Sub Total					1,820,783	91,039.15		91,039.15	78,973,442.15	79,064,481.30
Adj to share premium										
Balance B/Fwd					200,752,225	10,037,611.25	750,000.00	10,787,611.25	106,295,140.50	117,082,751.75
TOTAL					**202,573,008**	**10,128,650.40**	**750,000.00**	**10,878,650.40**	**185,268,582.65**	**196,147,233.05**

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2007 -01- 11

File No. 82-3503º

File NO. 82-35039

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BAW - Barloworld Limited - Strategic Actions and F 25 Jan 2007

BAW
BAW
BAW - Barloworld Limited - Strategic Actions and Future Direction
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(JSE Share code: BAW)
(NSX Share code: BWL)
(ISIN: ZAE000026639)
("Barloworld" or "the Company")

Strategic Actions and Future Direction

1. Introduction and Background

As set out in the Chairman`s Review in the recent Barloworld Annual Report, during the course of 2006 the board commissioned an independent and comprehensive review of both the future strategic direction and the composition of the group.

Following deliberations by the board as well as extensive shareholder engagement, it was announced on the 18th December 2006 that Barloworld would undertake certain actions to unlock shareholder value. These included the unbundling of Pretoria Portland Cement Limited ("PPC") and addressing areas of under performance in the group.

The board undertook that Barloworld shareholders would be updated on these initiatives at the annual general meeting (AGM) of the company which is being held today. This statement has accordingly been released on SENS to ensure all shareholders have simultaneous access to the information being presented at the meeting.

2. Trading update

In the equipment division, demand for capital equipment in southern Africa has maintained its strong growth, with the equipment order book now exceeding R3.0 billion from the R2.4 billion reported at the end of September 2006. Activity levels for our Caterpillar equipment business in Spain remain high, with strong sales into public works fleets, and the order book in Iberia has grown to R2.4 billion from the R2.2 billion reported at the end of September 2006. Our Siberian joint venture continued to experience growth in activity levels.

Cement demand continues to grow strongly with regional demand for the quarter to December 2006 increasing by 8.3% over the comparable period last year. Expansion plans are on track and proceeding according to schedule.

In South Africa, our motor retail operations continue to perform in line with growth in the market, with results well ahead of last year. In the Avis car rental business the benefit of continued strong growth in rental days and higher rates has resulted in pleasing growth in profitability. The fleet service business continues to take a leading position in the industry. Our Scandinavian car rental business has experienced good growth in rental activity over the quarter. In Australia, the motor retail business is well ahead of the prior year.

The southern African coatings business is experiencing good growth, boosted by the acquisitions made during 2006. The Australian coatings business has shown a small recovery as improved trading activities and cost reduction initiatives take effect.

The industrial distribution division completed the sale of the UK leasing business during November 2006. In the US the Truck Center business continues to show improved results despite lower activity in the freight industry while the handling business is trading in line with the prior year. In the UK our handling business is showing a strong recovery at the operating level after last year`s restructuring exercise.

In the scientific division, activity levels are similar to last year but benefits from fixed cost reductions are resulting in improved operating margins.

The logistics business continues to grow steadily and for the past quarter

File No. 82-35039

has performed above our expectations.

An acceleration of activity in the southern Africa capital investment cycle has resulted in strongly growing demand for our products in the region. We expect these conditions to continue and this will have a beneficial impact on the operational performance of all of our southern African divisions.

Further improvements are expected in the international businesses and overall we expect a strong first half to March 2007.

Due to the implementation of many of the strategic actions announced, including the PPC unbundling, our BEE transaction and asset disposals, the results for the full year will not be directly comparable with the prior year. However, we expect the underlying operating performance to show good progress on 2006.

3. Progress on strategic actions and future direction

Mr Clive Thomson, the company`s chief executive officer, made the following statement:

"PPC unbundling

Barloworld has appointed advisors to assist with the unbundling of PPC. The terms and conditions of the unbundling and the date of the general meeting of Barloworld shareholders to be held to consider all matters pertaining to the unbundling will be announced before the end of the first calendar quarter 2007.

Plans in respect of the PPC BEE transaction are well underway and the transaction will be implemented after the PPC unbundling.

The PPC board has announced that Mr Martin Shaw, one of the independent non-executive directors on the PPC board, has been appointed Chairman for an interim period until a new black chairman is appointed. The future permanent Chairman of PPC may be one of the participants in their BEE transaction.

Areas of Underperformance

As previously announced, action on underperforming assets is being addressed mainly through disposals. Within the scientific division, several offers have been received for Melles Griot and it is expected that the restricted tender process and sale will be concluded shortly. The board has now resolved to dispose of the laboratory business and this process is targeted to be completed in 2007.

Within the coatings division, the sale of the Bristol stores network in Australia is progressing according to plan.

Cash Distribution

The 18th December 2006 announcement stated that R1 billion of cash, emanating mainly from recent disposals of the UK and US leasing books and the steel tube division, would be returned to shareholders. The board has decided to do this by way of a declaration of a special dividend.

BEE Transaction

The Barloworld BEE transaction, which will empower the group`s South African operations, is planned to follow shortly after the conclusion of the PPC unbundling and timelines have been set with our advisors to achieve this. Participants will include employees, current and future black managers, black non executive directors, an education trust set up principally for the benefit of the families of Barloworld`s black employees, and a consortium including broad-based groups led by Ayavuna Women Investments (Proprietary) Limited.

Future Direction

During 2007 Barloworld will be repositioned and profiled as a focussed distribution company, with an offering that includes integrated product support, rental and logistics solutions.

The group will comprise businesses that fit this strategic profile as well as meet strict performance criteria. Growth options for the restructured group will be pursued.

On this basis the board has taken the following decisions in relation to the future composition of the group.

The Caterpillar equipment business remains core to the group with excellent growth opportunities in southern Africa, Iberia and Russia.

The logistics business is also showing good regional and international

File No
82-35039

growth potential and will be retained within the group.
While the motor division meets the group's future strategic profile, the benefits of a separate listing and unbundling of this division will be independently assessed in the context of the value creation potential for shareholders. A further announcement in this regard will be made, at the latest, with the release of the group's half year results in May 2007.
The industrial distribution division will be significantly downsized by disposing of the DitchWitch and vacuum technology business units in the immediate short term, and the more complex disposal of the Freightliner operations in a manner and time to maximise shareholder value. The materials handling operations will be critically re-evaluated and a decision taken on their future by the end of the financial year.
The coatings division, which would be the company's only remaining manufacturing business after the unbundling of PPC and disposal of the scientific businesses, will no longer fit the future strategic profile. The board will consider alternative ways to realise shareholder value through the divestiture of this business. These include a potential listing and unbundling to Barloworld shareholders, or other mechanism. A decision regarding the best alternative to maximise value will be made in due course and implemented as a priority."
4. Chairmanship and board composition
Mr Warren Clewlow, the company's chairman, made the following statement:
"I have indicated to the board and announced in the 2006 annual report that I will be retiring as chairman of the group. I believe I have discharged my duty in contributing to the setting of Barloworld on a new and exciting course which will enhance shareholder value even further. I also leave behind a dedicated and highly motivated team capable of carrying out all the plans.
I therefore believe that it is appropriate for me to stand down as chairman and a director at the conclusion of today's AGM.
The board has accordingly appointed Mr Dumisa Ntsebeza as chairman for an interim period until a permanent appointment can be made.
A committee of the board to deal with my successor has been formed and they will be consulting shareholders and other interested parties on this. This committee will consist of members of the nomination committee comprising Mr Mike Levett as chairman and Messrs Dumisa Ntsebeza, Steven Pfeiffer, Eddie Theron and Robert Tomkinson. Board members Ms Sibongile Mkhabela and Mr Selby Baqwa have also been appointed to this committee.
The board further intends to review the composition of the boards of directors of its principal operating divisions including the appointment of independent non-executive directors. The chairmanship of these boards will likewise be considered by the committee.
Ms Hixonia Nyasulu, who through Ayavuna Women's Investments (Pty) Limited will be an investor in the Barloworld BEE transaction, will be appointed to the board. She will be playing an important role in the transformation plans we have for the group.
Consistent with the group's commitment to transformation, I am pleased to announce today that Mr Isaac Shongwe, currently a senior executive in the logistics business, will be appointed as CEO of Barloworld Logistics Africa and will join the Barloworld board as an executive director. In the latter capacity he will also have responsibility for empowerment, transformation and social investment within the group.
Mr Trevor Munday, until recently deputy CEO of Sasol Limited, will be joining the board and will, in addition to his board responsibilities, play a positive role with his substantial industrial experience in the deliberations and future concerning the motor and coatings divisions.
Mr Gordon Hamilton, a past senior partner of Deloittes in the UK, will also join the board and will assume the chairmanship of the audit committee when the present incumbent, Mr Robert Tomkinson, steps down at the end of this year.
In addition to myself, directors who have retired from the board are Mr Tony Phillips, Mr Lester Day and Mr Mike Coward.
These gentlemen have had a long and outstanding service within the group in

File NO.
82-35039

many important capacities and we salute, acknowledge and thank them for their loyal and dedicated service."

Enquiries:

Nicholas Williams
College Hill
Tel: 011 447 3030 / 083 607 0761

Johannesburg
25 January 2007

Sponsor: JPMorgan

Date: 25/01/2007 12:11:15 Produced by the JSE SENS Department.

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File No.
82-35039

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BAW - Barloworld Limited - Board Changes

26 Jan 2007

BAW
BAW
BAW - Barloworld Limited - Board Changes
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")
BOARD CHANGES

In accordance with 3.59 of the Listings Requirements of the JSE Limited, it is announced that the Chairman of the Company, Mr WAM Clewlow and Mr AJ Phillips retired as directors at the conclusion of the annual general meeting held on 25 January 2007.

Mr DB Ntsebeza, currently a non-executive director, was appointed interim Chairman of Barloworld following conclusion of the annual general meeting.

Messrs AGK Hamilton and TS Munday and Ms HT Nyasulu have been appointed as non-executive directors with effect from 26 January 2007; Mr Hamilton also joins the Audit Committee. Mr OI Shongwe has been appointed an executive director with effect from 26 January 2007.

Mr Hamilton was a senior audit partner of the UK practice of Deloitte & Touche LLP and he has acted as lead audit partner on some of that practice`s large multinational audit clients. Mr Munday until recently was deputy Chief Executive at Sasol Limited. Ms Nyasulu heads Ayavuna Women`s Investments (Pty) Limited. Mr Shongwe is currently a senior executive at Barloworld Logistics and he becomes Chief Executive of Barloworld Logistics Africa, also assuming responsibility for empowerment, social transformation and social investment in the Company.

Sandton
26 January 2007
Sponsor
JPMorgan Equities Limited
Date: 26/01/2007 15:53:14 Produced by the JSE SENS Department.

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File No. 82-35039

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BAW - Barloworld Limited - Results of the annual g

26 Jan 2007

BAW
BAW
BAW - Barloworld Limited - Results of the annual general meeting

Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
("Barloworld")

Results of the Annual General Meeting
Shareholders are advised that all the resolutions proposed at the ninetieth annual general meeting of Barloworld shareholders held on 25 January 2006, including the special resolution authorising the directors of Barloworld to repurchase shares were passed with the requisite majorities.
Sandton
26 January 2007

Sponsor
J.P.Morgan Equities Limited
Date: 26/01/2007 09:55:04 Produced by the JSE SENS Department.

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END